                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                   --------

                               SCHEDULE 13E-3/A

                       Rule 13e-3 Transaction Statement
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)


                               (Amendment No. 2)


                          Milestone Properties, Inc.
                             (Name of the Issuer)

                          Milestone Properties, Inc.
                          Concord Assets Group, Inc.
                               Leonard S. Mandor
                               Robert A. Mandor
                     (Name of Person(s) Filing Statement)

                   $.78 Convertible Series A Preferred Stock
                        (Title of Class of Securities)

                                   599358207
                     (CUSIP Number of Class of Securities)

Leonard S. Mandor                                                           With a copy to:
Chairman and Chief Executive Officer                                        Joel A. Yunis, Esq.
Milestone Properties, Inc.                                                  Mark D. Fischer, Esq.
150 E. Palmetto Park Road, 4th Floor                                        Rosenman & Colin LLP
Boca Raton, Florida  33432                                                  575 Madison Avenue
(561-394-9533)                                                              New York, New York  10022
(Name, Address and Telephone Number of Person                               (212-940-8800)
Authorized to Receive Notices and Communications
on Behalf of Person(s) Filing Statement)

         This statement is filed in connection with (check the appropriate box):
         a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
         b. / / The filing of a registration statement under the Securities Act of 1933.
         c. / / A tender offer.
         d. /X/ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. / /

                            Calculation of Filing Fee

             Transaction
              Valuation*                              Amount of Filing Fee
--------------------------------------------------------------------------------
              $8,982,621                                  $1,797+
--------------------------------------------------------------------------------

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:
Form or registration no.:
Filing party:
Date filed:

---------------------

* The transaction value is based on a maximum of 2,994,207 shares of the Issuer's $.78 Convertible Series A Preferred Stock which the Issuer could have acquired in the transaction at the time of the initial filing of this Schedule 13E-3 (because of conversions, only 2,993,663 shares of such preferred stock would be available for acquisition as of October 28,
     1998) multiplied by the $3.00 per share that would be paid for the release of claims and each such share as part of a proposed settlement of a purported class action and derivative lawsuit brought by holders of the $.78 Convertible Series A Preferred Stock against the Issuer, certain of its former and present directors and executive officers, and its principal stockholder. Even though a portion of the $3.00 per share settlement payment is allocable to the release of claims (and not entirely to the surrender of each share), the Issuer has, nonetheless, calculated the transaction value based on the entire $3.00 per share settlement payment. The settlement payment was negotiated as part of the proposed settlement. Such proposed settlement must be approved by the Court of Chancery of the State of Delaware before the Rule 13e-3 transaction can be effected.


+ The Issuer has previously paid the filing fee in connection with the initial filing of this Schedule 13E-3.

                                Explanatory Note

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by Milestone Properties, Inc. ("MPI"), a Delaware corporation, Concord Assets Group, Inc. ("Concord"), a New York corporation, Leonard S. Mandor and Robert A. Mandor in connection with a proposed settlement of a purported class action and derivative lawsuit. Concord, Leonard S. Mandor and Robert A. Mandor are affiliates of MPI. Concord beneficially owns approximately 71% (approximately 40% on a fully diluted basis) of the outstanding shares of MPI's common stock, par value $.01 per share (the "MPI Common Stock"). Leonard S. Mandor and Robert A. Mandor are the only shareholders of Concord and serve as executive officers and directors of MPI and Concord.

         A copy of this Schedule 13E-3 is to be attached as an exhibit to the Notice of Pendency of Class and Derivative Action, Proposed Settlement, Settlement Hearing and Right to Appear (the "Settlement Notice"), a copy of the form of which is annexed hereto as Exhibit 1, that is to be distributed to all holders of record of shares of MPI Preferred Stock as of October 23, 1995 and their successors in interest and to all holders of shares of MPI Common Stock as of the close of business on August 25, 1998 and their successors in interest.

                      Summary of the Rule 13e-3 Transaction

         The following summary is qualified in its entirety by the detailed information appearing elsewhere in this Schedule 13E-3. Any reference in this
Schedule 13E-3 to MPI Preferred Stockholders who "opt out" of the Proposed Settlement refers only to those MPI Preferred Stockholders who properly opt out of the Proposed Settlement in the manner and within the time period provided for in the Settlement Agreement (as discussed herein).

Background

                  This Schedule 13E-3 relates to the proposed settlement (the "Proposed Settlement") of a purported class action and derivative lawsuit (the "Pending Actions") which are discussed herein. If the Proposed Settlement were approved, MPI would settle the Pending Actions by acquiring up to 2,993,663 shares of its $.78 Convertible Series A preferred stock, par value $.01 per share (the "MPI Preferred Stock"), for $3.00 per share (including a portion allocable to releases of claims) resulting in a Rule 13e-3 transaction. The terms of the Proposed Settlement have been memorialized in the Stipulation and Agreement of Settlement (the "Settlement Agreement") entered into on August 5, 1998 between counsel for John Winston, the named plaintiff in the Pending Actions, and counsel for the named defendants (Leonard S. Mandor, Robert A. Mandor, Joan LeVine, Harvey Jacobson, Gregory McMahon and Geoffrey S. Aaronson (each of whom was a director of MPI at the time that the transactions that are the subject of the Pending Actions were approved and effected), MPI and Concord (collectively, the "Defendants")). A copy of the Settlement Agreement is annexed hereto as Exhibit 2.

Terms of the Proposed Settlement

         All holders of shares of MPI Preferred Stock as of October 23, 1995 and their successors in interest through the date that the final order of the Court of Chancery of the State of Delaware (the "Court") approving the Proposed Settlement becomes final and is no longer subject to appeal due to the expiration of the 30 day appeal period without an appeal being filed, the affirmation of the approval on appeal, or otherwise (the "Settlement Effective Date"), except for the Defendants, members of their families, their affiliates and their associates, are eligible to participate in the Proposed Settlement. Pursuant to the Settlement Agreement, each MPI Preferred Stockholder that is eligible to participate in the Proposed Settlement and who does not opt out of the Proposed Settlement (collectively, the "Settlement Class") would be required to surrender for acquisition by MPI all (and not less than all) of the shares of MPI Preferred Stock owned by such holder together with a letter of transmittal which provides for the release of all claims such holder may have against the Defendants in connection with the transactions that are the subject of the Pending Actions as of the Settlement Effective Date in exchange for $3.00 in cash for each share of MPI Preferred Stock surrendered (see the responses set forth in Items 3(a) and (b), paragraphs (i), (ii) and (iv) and Item 4(a) of this
Schedule 13E-3 for a discussion regarding the transactions that are the subject of the Pending Actions). MPI Preferred Stockholders will have 45 days from the date of the initial mailing of the Settlement Notice to MPI Preferred Stockholders to opt out of the Proposed Settlement (see the response set forth to Item 4(a) of this Schedule 13E-3 for a discussion regarding how an MPI Preferred Stockholder who is eligible to participate in the Proposed Settlement may properly opt out of the Proposed Settlement). All shares of MPI Preferred Stock acquired by MPI pursuant to the Proposed Settlement would be cancelled.

         Consummation of the Proposed Settlement is subject to the approval of the Court as to the fairness of the Proposed Settlement, as well as a number of other conditions which may be waived at the option of the Defendants. Notice of the hearing (the "Settlement Hearing") of the Court will be sent to all holders of record of shares of MPI Preferred Stock as of October 23, 1995 and their successors in interest through the Settlement Effective Date and to all holders of record of shares of MPI Common Stock as of August 25, 1998 (the date that MPI has established as the record date for purposes of determining who may opt out of the Proposed Settlement (the "Record Date")) and their successors in interest through the Settlement Effective Date. The Settlement Agreement provides that the Settlement Notice initially will be sent at least 60 days prior to the Settlement Hearing to all holders of record of shares of MPI Preferred Stock as of October 23, 1995 and their successors in interest through the close of business on the Record Date and to all holders of record of shares of MPI Common Stock as of the close of business on the Record Date.


         Anyone who owned shares of MPI Preferred Stock as of October 23, 1995 and their successors in interest through the date that is one day prior to the Settlement Hearing who do not opt out of the Proposed Settlement, and anyone who owned shares of MPI Common Stock as of the close of business on August 25, 1998 and their successors in interest through the date that is one day prior to the Settlement Hearing, may submit objections to the Proposed Settlement by appearing in person or by his or her attorney at the Settlement Hearing and presenting evidence or arguments that may be proper and relevant. However, no person other than the named plaintiff to the Pending Actions and his counsel and the Defendants and their counsel are entitled to be heard, and no papers, briefs, pleadings or other documents submitted by any such persons will be received and considered by the Court (except if the Court, in its discretion, otherwise directs upon application of such person and for good cause shown), unless no later than 10 days prior to the Settlement Hearing (i) a written notice of the intention to appear, (ii) a detailed statement of such person's objections to any matter before the Court, and (iii) the grounds therefor or the reasons why such person desires to appear and to be heard, as well as all documents and writings which such person desires the Court to consider, are served by hand or first class mail, postage prepaid, with the Register in Chancery and the respective counsel of the named plaintiff to the Pending Actions and the Defendants, as provided for in the Order Scheduling Fairness Hearing and Approving Notice, the form of which is annexed to the Settlement Agreement as Exhibit A. Any person who fails to object in the foregoing manner will be deemed to have waived such objections and will be forever barred from raising such objections or otherwise contesting the Proposed Settlement at the Settlement Hearing or in any other action or proceeding. Any person eligible to submit objections at the Settlement Hearing but who does not, or believes that he did not, receive a copy of the Settlement Notice with sufficient time to object in the foregoing manner would need to apply to the Court for leave and show good cause therefore in order to be heard.


         MPI Preferred Stockholders who are eligible to participate in the Proposed Settlement and who opt out of the Proposed Settlement cannot appear at the Settlement Hearing and object to the Proposed Settlement. Such holders cannot participate in the Settlement Hearing because by electing not to participate in the Proposed Settlement, they would neither be bound by the terms of the Settlement Agreement nor be eligible to receive the benefits of the Proposed Settlement. Therefore, their rights as holders would not be affected in any meaningful way by the outcome of the Settlement Hearing.

         MPI Preferred Stockholders who are eligible to participate in the Proposed Settlement and who do not opt out of the Proposed Settlement are entitled to appear, or be otherwise represented, at the Settlement Hearing and object to the terms of the Proposed Settlement. However, such holders would not thereafter be eligible to opt out of the Proposed Settlement even if their objections are not accepted by the Court and the Proposed Settlement is not modified in such a way as to incorporate such objections.


         MPI Preferred Stockholders who acquired (or acquire) their shares of MPI Preferred Stock after August 25, 1998 are not entitled to opt out of the Proposed Settlement and, if the Proposed Settlement is approved, would only be entitled to receive the settlement consideration if they hold shares of MPI Preferred Stock on the Settlement Effective Date. MPI Preferred Stockholders who acquired (or acquire) their shares of MPI Preferred Stock after the Record Date are not eligible to opt out of the Proposed Settlement because by acquiring their shares of MPI Preferred Stock after the Proposed Settlement was publicly announced, they effectively "opted into" (or will effectively "opt into") the Proposed Settlement. Since, pursuant to the Settlement Agreement, the Defendants have the right not to proceed with the Proposed Settlement if holders of more than 10% of the outstanding shares of MPI Preferred Stock opt out of the Proposed Settlement, it was deemed practical and fair to all parties to the Settlement Agreement for administrative purposes to set a date for determining with certainty the actual number of opt out shares and the stockholders who could exercise such right.


Effect of Settlement

         As a result of, and upon, the consummation of the Proposed Settlement, unless an MPI Preferred Stockholder who is eligible to participate in the Proposed Settlement opts out of the Proposed Settlement in the manner and within the time period provided for in the Settlement Agreement, all claims of such holder against any and all of the Defendants relating to the transactions that are the subject of the Pending Actions would be released and all shares of MPI Preferred Stock held by such MPI Preferred Stockholder would cease to be outstanding and would be cancelled and retired and would cease to exist as of the Settlement Effective Date, and such holder would thereafter cease to have any rights with respect to such shares, except the right to receive, without interest, the settlement consideration, in each case, whether or not such MPI Preferred Stockholder has delivered to MPI certificates representing his or her shares of MPI Preferred Stock (or some other indicia of ownership thereof acceptable to MPI) and/or a letter of transmittal therefor. MPI Preferred Stockholders who do not opt out of the Proposed Settlement must surrender the certificates representing their shares of MPI Preferred Stock (or some other indicia of ownership thereof acceptable to MPI) in order to receive the settlement consideration. MPI Preferred Stockholders who are eligible to participate in the Proposed Settlement but who properly opt out would retain their shares of MPI Preferred Stock and all of the rights incidental thereto, including the liquidation and dividend preferences (see Item 8(b) of this Schedule 13E-3), and would not receive any settlement consideration and would not release their claims against the Defendants relating to the transactions that are the subject of the Pending Actions.

         If the Proposed Settlement is consummated, MPI believes that immediately subsequent to acquiring shares of the MPI Preferred Stock in the Rule 13e-3 transaction, it would have sufficient cash to continue operating in the ordinary course of business for the next 12 months.

The foregoing is a forward-looking statement and there can be no assurances that this would be the case. Factors which could cause such a statement to become untrue include the fact that (i) MPI's plans, strategies, objectives, expectations and intentions are subject to change at any time at the discretion of MPI; (ii) general economic and business conditions, which, among other things, affect the demand for retail space or retail goods, availability, and creditworthiness of prospective tenants, lease rents and the terms and availability of financing, are subject to change; (iii) adverse changes in the real estate markets including, among other things, competition with other companies, may occur; and (iv) adverse changes in the properties owned by MPI could require the expenditure of funds to fix or maintain such properties. Also, MPI has proposed to acquire additional properties. In order to consummate such acquisitions, MPI would need to raise additional funds (see of Item 5(d) of this Schedule 13E-3).

         If the Proposed Settlement were to be effected (which would not be expected to occur prior to the end of 1998) and none or only a small number of the eligible MPI Preferred Stockholders opted out of the Proposed Settlement, then, absent changes in MPI's business activities and/or a sale of its wraparound mortgage positions, it is currently anticipated that for 1999 and thereafter it is likely that MPI would be classified for federal income tax purposes as a personal holding company. In such event, it could be necessary for 1999 and thereafter for MPI to cause "consent" or "deficiency" dividends to be deemed paid to its stockholders to avoid personal holding company tax. If this were done, MPI's stockholders would be required to pay tax on such deemed dividends for which they would receive no cash to pay the tax thereon. MPI would seek to minimize its stockholders' exposure to income tax as a result of consent or deficiency dividends.


         If the Proposed Settlement is consummated, Concord and its affiliates would continue to own beneficially approximately 71% of the outstanding shares of MPI Common Stock and, if none of the MPI Preferred Stockholders eligible to participate in the Proposed Settlement opt out of the Proposed Settlement, Concord and its affiliates would own beneficially a majority of the outstanding shares of MPI Preferred Stock. Therefore, Concord and its affiliates would control the vote on all matters submitted to holders of either class of MPI's stock, including the election of directors and extraordinary corporate transactions, such as mergers. This would not have any immediate effect on the unaffiliated MPI Common Stockholders, since Concord and its affiliates already control MPI and the unaffiliated MPI Common Stockholders' shares are already subject to the MPI Preferred Stock liquidation and dividend preferences (see
Item 8(b) of this Schedule 13E-3). However, if holders of a sufficient number of shares of MPI Preferred Stock participate in the Proposed Settlement, the possibility that Concord and its affiliates would lose absolute control (although Concord probably would not lose effective control) of MPI would be eliminated (Concord and its affiliates currently would own beneficially approximately 40% of the outstanding shares of MPI Common Stock on a fully diluted basis, as each share of MPI Preferred Stock is currently convertible, for no consideration, into 1.1 shares of MPI Common Stock). Generally, holders of shares of MPI Preferred Stock do not have voting rights except in connection with the election of one director to MPI's Board of Directors (or two directors if, as is currently the case, MPI does not pay dividends on the MPI Preferred Stock for a period of time) and, under Delaware law and the Certificate of Designations of the MPI Preferred Stock, in connection with certain extraordinary corporate actions that could affect the rights of holders of shares of MPI Preferred Stock (i.e., by amending the terms and provisions of the MPI Preferred Stock in a manner which would adversely affect the rights or preferences of the MPI Preferred

Stock (e.g., by creating a class of stock (or security convertible into a class of stock) that ranks pari passu or is superior to the MPI Preferred Stock, or by increasing the authorized number of shares of MPI Preferred Stock)). Concord and its affiliates do not currently have any intention to take any such action.


         In general, for U.S. federal income tax purposes, the Proposed Settlement should result in a holder of MPI Preferred Stock who does not opt out realizing gain (or loss) equal to the amount by which the settlement proceeds paid to such holder exceeds (or is less than) such holder's tax basis in his or her MPI Preferred Stock.

Fairness of Settlement


         Each of the Filers believes that the Rule 13e-3 transaction would be fair to the unaffiliated stockholders of MPI. The foregoing belief is based principally upon the fact that the Proposed Settlement cannot be consummated unless the Court concludes after a hearing (in which all interested parties are invited to participate) that the Proposed Settlement, which was established through arms-length negotiations between the parties to the Pending Actions, is fair to MPI, the Settlement Class and the MPI Common Stockholders, both substantively and procedurally. The belief is also based upon the cash premium to be received by the holders of the MPI Preferred Stock as compared to such stock's market price immediately prior to the public announcement of the Proposed Settlement (and prior to the public announcement of an earlier settlement proposal) and the MPI Preferred Stock's current market price ($2.00 per share as of the close of business on October 29, 1998). In addition, each of the Filers believes that the Rule 13e-3 transaction is fair because the opportunity to receive the proposed settlement consideration would enable MPI Preferred Stockholders to liquidate their holdings in an otherwise illiquid market for the MPI Preferred Stock.



         Each of the Filers also believes that the Rule 13e-3 transaction would be fair because the terms of the Proposed Settlement, including the amount of the cash payment, was established through protracted arms-length negotiations by the adversarial parties to the Pending Actions. Each side was also represented by counsel in such negotiations. The required Court approval of the terms of the Proposed Settlement is also significant to the belief of each of the Filers that the Rule 13e-3 transaction is fair because in approving the Proposed Settlement, the Court would be necessarily passing upon the fairness, reasonableness and adequacy of the consideration to be received by the MPI Preferred Stockholders.



         The Filers' belief regarding the fairness of the Rule 13e-3 transaction is also based upon their belief that the Rule 13e-3 transaction would provide significant value to the holders of the MPI Preferred Stock. Immediately prior to the public announcement of the Proposed Settlement, the MPI Preferred Stock traded sporadically, in low volume, and had a market value of approximately $.875 per share. Even after the public announcement of the Proposed Settlement, the market price per share of the MPI Preferred Stock did not rise to the level of the cash payment to be made for each share of MPI Preferred Stock pursuant to the terms of the Proposed Settlement, nor did the market for the MPI Preferred Stock become liquid. The Proposed Settlement, therefore, provides the MPI Preferred Stockholders with a premium to market values and an opportunity to liquidate their investment in an otherwise illiquid market for the MPI Preferred Stock. In addition, while the net book value of the MPI Preferred Stock was $8.06 per share as of June 30, 1998 and each share of MPI Preferred Stock has a $10 liquidation preference, unlike the proposed payment of the settlement consideration, there is no current likelihood of MPI Preferred Stockholders realizing the net book value (or liquidation preference) of the MPI Preferred Stock, because such holders cannot force MPI's liquidation and there is no current intention to liquidate by MPI. Furthermore, even if MPI were to be liquidated, any cash received from the disposition of its assets would be offset by expenses, which could be significant, including, but not limited to, wind-down expenses, lease termination fees, taxes and termination and severance payments. After payment of cash expenses and the satisfaction of all debts having priority over the MPI Preferred Stockholders' liquidation preference, MPI estimates that the net proceeds of a liquidation available to MPI Preferred Stockholders, on a per share basis, would be significantly lower than the net book value of such shares, which is less than the full $10 per share liquidation preference. In addition, MPI is not obligated to declare or pay (and has not paid for more than two years) any dividends on such stock. The MPI Preferred Stockholders have no means to compel dividends to be declared or paid. MPI is also under no obligation to redeem the MPI Preferred Stock. However, MPI's Board of Directors has the power to declare dividends and to recommend to the MPI Common Stockholders that MPI be liquidated and would continue to have such power if the Proposed Settlement is consummated, and there can be no assurance that MPI would not thereafter declare dividends on the MPI Preferred Stock or seek to effect a liquidation.




         Each of the Filers also believes that the Rule 13e-3 transaction is fair because the unaffiliated holders of the MPI Common Stock would benefit from the Proposed Settlement. The claims in the purported class action include a claim that the conversion ratio for the MPI Preferred Stock should be significantly higher than the current ratio of 1.1 shares of MPI Common Stock for each share of MPI Preferred Stock. If the plaintiff were to be successful on such claim, the ownership interests of the MPI Common Stockholders could be significantly diluted. In addition, the MPI Common Stockholders would benefit from the elimination of the plaintiff's other claims which could result in significant cost and expense to MPI associated with continued litigation.


         Concord and its affiliates, to the Filers' knowledge, own in the aggregate 5,672 shares of MPI Preferred Stock and certain of the Defendants and other persons who are associated with Concord and MPI own in the aggregate an additional 372 shares of MPI Preferred Stock. Since Concord and its affiliates (as well as the other Defendants, members of their families, their affiliates and their associates who are not affiliated with Concord) are prohibited from participating in the Proposed Settlement under the terms of the Settlement Agreement, unless holders of at least 5,300 shares of the MPI Preferred Stock opt out of the Rule 13e-3 transaction (or holders of at least 6,044 shares of the MPI Preferred Stock if the other Defendants and their associates who are prohibited from participating in the Proposed Settlement and who own 372 shares of the MPI Preferred Stock act in concert with Concord), Concord and its affiliates (together with such other Defendants and their associates acting in concert with Concord and its affiliates, if applicable) would own beneficially a majority, and therefore control any vote by the holders, of the MPI Preferred Stock. Nonetheless, even if Concord and its affiliates gain control of the vote of the MPI Preferred Stock, there would be no legal effect on the rights of unaffiliated MPI Common Stockholders because the preferential terms of the MPI Preferred Stock vis-a-vis the MPI Common Stock will be unchanged and Concord and its affiliates already control MPI via their approximate 71% beneficial ownership of the MPI Common Stock. However, subject to the fulfillment of the fiduciary obligations owed by MPI's Board of Directors to the unaffiliated holders of shares of MPI's Common Stock, Concord and its affiliates would be in a position to approve corporate actions that benefit the holders of shares of MPI Preferred Stock but adversely affect the holders of shares of MPI Common Stock, although there is no current intention on the part of Concord to take any such action.


Item 1.  Issuer and Class of Securities Subject to the Transaction.

         (a) Milestone Properties, Inc., a Delaware corporation, is the issuer of the MPI Preferred Stock, the class of equity security that is the subject of the Rule 13e-3 transaction. MPI's principal executive office is located at 150 E. Palmetto Park Road, 4th Floor, Boca Raton, Florida 33432.


         (b) MPI's $.78 Convertible Series A preferred stock, par value $.01 per share, is the subject of the Rule 13e-3 transaction. As of October 28, 1998, there were 2,999,707 shares of MPI Preferred Stock outstanding which were held by 1,594 holders of record.



         (c) The MPI Preferred Stock was traded on The New York Stock Exchange (the "NYSE") from January 29, 1991 through July 3, 1998. The NYSE suspended trading in shares of the MPI Preferred Stock (and the MPI Common Stock) prior to the market opening on July 6, 1998 because the NYSE determined that MPI had fallen below certain of its continued listing criteria relating to net income and market value of publicly held shares. The NYSE subsequently applied to the SEC to delist the MPI Preferred Stock (and the MPI Common Stock) and on September 10, 1998, the SEC issued an order granting the NYSE's application to delist the MPI Preferred Stock (and the MPI Common Stock). Effective as of the opening of the trading session on September 11, 1998, the MPI Preferred Stock (and the MPI Common Stock) was delisted from the NYSE. MPI has learned that on or about July 6, 1998, a market began to be made for shares of the MPI Preferred Stock (and the MPI Common Stock) on the Over-The-Counter Bulletin Board (the "OTC Bulletin Board"). The following table sets forth the high and low sales prices of the MPI Preferred Stock, as reported on the NYSE, for each quarterly period for the past two calendar years and the current year and for the period from July 1, 1998 through July 3, 1998. In addition, the table sets forth the high and low bid quotations for the MPI Preferred Stock, as reported on the OTC Bulletin Board, for the period from July 6, 1998 through October 29, 1998.

                                                           Sales Price
                                                        High           Low
Fiscal Year Ended December 31, 1996
First Quarter                                           3-1/4          2
Second Quarter                                          2-5/8          1-1/8
Third Quarter                                           1-1/4          26/32
Fourth Quarter                                          1-1/8          5/8

Fiscal Year Ended December 31, 1997
First Quarter                                           7/8            5/8
Second Quarter                                          11/16          1/2
Third Quarter                                           1-5/16         7/16
Fourth Quarter                                          1-5/16         1-3/16

Fiscal Year Ending December 31, 1998
First Quarter                                           1-3/4          1-1/4
Second Quarter                                          1-3/8          1-5/16
Third Quarter
   NYSE (through July 3, 1998)                          1-1/2          1-7/16
    OTC Bulletin Board (July 6, 1998
    through October 29, 1998)                           2-3/8          7/8



         On October 29, 1998, the last reported bid quotation for the MPI Preferred Stock on the OTC Bulletin Board was $2.00 per share.


         (d) No dividends have been paid on the MPI Preferred Stock for more than the past two years and MPI is not obligated to declare dividends on the MPI Preferred Stock. However, the MPI Preferred Stock has a preferential right to receive a quarterly, noncumulative dividend of $.195 per share before dividends can be paid on the MPI Common Stock.

         (e) No public offering of the MPI Preferred Stock has been made in the last three years.

         (f) None of the Filers has purchased any shares of MPI Preferred Stock during the two most recently completed fiscal years of MPI or during MPI's current fiscal year.

Item 2.   Identity and Background.

         This Schedule 13E-3 is being filed by MPI, the issuer of the class of equity securities (the MPI Preferred Stock) which is the subject of the Rule 13e-3 transaction, and Concord, Leonard S. Mandor and Robert A. Mandor, each of whom is an affiliate of MPI (collectively, the "Filers"). The Rule 13e-3 transaction which is the subject of this Schedule 13E-3, is part of a larger transaction involving the Proposed Settlement. The Filers are defendants in such litigation. See Item 4(a) of this Schedule 13E-3 for additional information regarding the Proposed Settlement.

         Concord, a New York corporation, owns beneficially approximately 71% of the outstanding shares of MPI Common Stock (approximately 40% on a fully diluted basis after giving effect to the conversion into MPI Common Stock of all of the outstanding shares of MPI Preferred Stock -- each share of MPI Preferred Stock is currently convertible, for no consideration, into 1.1 shares of MPI Common Stock -- and the exercise of all outstanding options to purchase shares of MPI Common Stock) and may therefore be deemed to control MPI. Concord's principal activity is the acquisition, ownership and operation, through its wholly owned subsidiaries and other affiliates, of investment retail properties, primarily community and neighborhood shopping centers, small regional malls and single-tenant commercial properties. Concord has its principal executive offices at 150 E. Palmetto Park Road, 4th Floor, Boca Raton, Florida 33432.

         Leonard S. Mandor and Robert A. Mandor are the only shareholders, the only directors and the Chief Executive Officer and Chief Financial Officer, respectively, of Concord and may be considered controlling persons of MPI. Leonard S. Mandor and Robert A. Mandor are also directors and executive officers of MPI.

         (a), (b), (c), (d) and (g) Information required to be disclosed regarding the Filers and, with respect to MPI and Concord, their respective directors and officers, in response to parts (a), (b), (c), (d) and (g) of Item 2 to Schedule 13E-3 is set forth below:

         Leonard S. Mandor has served as Chairman of the Board and Chief Executive Officer of MPI since it began operations in December 1990. MPI is engaged in the business of acquiring, owning, managing and developing real estate, primarily consisting of shopping centers. Mr. Mandor is also the Chairman of the Board and Chief Executive Officer of Concord. Mr. Mandor has been associated with Concord since its inception in 1981.

         Robert A. Mandor has served as President, Chief Financial Officer and a director of MPI since it began operations in December 1990. Mr. Mandor is also the President, Chief Financial Officer and a director of Concord. Mr. Mandor has been associated with Concord since its inception in 1981.

         Joseph P. Otto was appointed a director of MPI by the Board in November 1996 and has served as a Vice President of MPI since it began its operations in December 1990. Mr. Otto is also a Vice President of Concord. Mr. Otto has been associated with Concord since 1984.

         Harvey Shore has served as Secretary and a Senior Vice President of MPI since it began operations in December 1990. Mr. Shore is also a Senior Vice President and Secretary of Concord. Mr. Shore has been associated with Concord since 1983.

         Patrick S. Kirse was appointed Vice President of Accounting of MPI in September 1997 and as Controller in October 1997. He had served as a non-executive Vice-President from February 1996 to September 1997 after joining MPI in March 1995. From January 1992 until March 1995, Mr. Kirse, a Certified Public Accountant, was an accountant with Deloitte & Touche LLP.

         Geoffrey S. Aaronson has been a director of MPI since December 1990. Mr. Aaronson is a shareholder of the law firm of Schantz, Schatzman, Aaronson & Perlman, P.A. in Miami,

Florida, and has been with such firm since 1983. Mr. Aaronson's business address is 200 South Biscayne Boulevard, Suite 3650, Miami, Florida 33131.

         Harvey Jacobson has been a director of MPI since December 1990. Mr. Jacobson has been the Chief Executive Officer of Glencraft Lingerie Corporation since 1985. Mr. Jacobson's business address is 38 East 32nd Street, New York, New York 10016.

         Gregory McMahon was elected as a director of MPI by the holders of the Preferred Stock in 1991. Mr. McMahon is a Certified Public Accountant and has been a partner in the accounting firm of John McMahon & Sons for more than 17 years. Mr. McMahon's business address is 60 East 42nd Street, Suite 2118, New York, New York 10165.

         Except as otherwise set forth above, the business address of all persons identified in the response to this Item 2 is 150 E. Palmetto Park Road, 4th Floor, Boca Raton, Florida 33432.

         All of the persons identified in the response to this Item 2 are citizens of the United States of America.

         (e) None of the Filers and no executive officer or director of either MPI or Concord has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (f) None of MPI, Leonard S. Mandor and Robert A. Mandor and no executive officer or director of either MPI or Concord has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws. However, in February 1995, the SEC filed a civil complaint against Concord in connection with the proxy solicitation conducted in connection with the merger into MPI of two limited partnerships which were predecessors to MPI. The complaint alleged that Concord had violated the antifraud provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), through the forgery of investor signatures on proxy cards and that Concord had failed timely to provide certain investors with partnership lists, as required under the proxy rules. In April 1995, Concord consented, without admitting or denying the SEC's allegations, to a judgment enjoining it from committing future violations of the proxy rules under the Exchange Act and related rules under the Securities Act of 1933, as amended, and providing for the payment of a monetary penalty.

Item 3.  Past Contacts, Transactions or Negotiations.

         (a) and (b) Other than with respect to the Rule 13e-3 transaction and certain negotiations which terminated in September 1998 in connection with a proposed transaction between certain affiliates of MPI and MPI, on one hand, and an unrelated third party on the other hand, for the sale of two retail properties owned by MPI and 23 retail properties owned by such affiliates, 22 of which are subject to wraparound mortgages held by MPI which would have to have been released if such proposed transaction had been consummated, none of the persons identified in Item 2 of this Schedule 13E-3 have engaged in any of the types of transactions or had any of the contacts or negotiations of the type referred to in the text to parts (a) and
(b) of Item 3 to Schedule 13E-3, during the two-year period referred to therein or in the amounts contemplated thereby. With respect to the Rule 13e-3 transaction, reference is made to the Settlement Notice and, in particular, the discussion therein under the heading "Background and Description of the Actions" for a description of the contacts and negotiations leading up to the Rule 13e-3 transaction, which is incorporated herein by reference. Additional information regarding the terminated potential sale to an unrelated third party of two retail properties owned by MPI and 23 retail properties owned by certain of its affiliates is set forth in the response in this Schedule 13E-3 to Item 8(f) of
Schedule 13E-3. The negotiations regarding such sale arose from a solicitation conducted on behalf of MPI and certain of its affiliates by Societe Generale Securities Corporation. See the response in this Schedule 13E-3 to Items 5(b) and 5(e) of Schedule 13E-3 for information regarding the plans and proposals of MPI and such affiliates regarding the sale of properties.

         Certain of the persons identified in Item 2 of this Schedule 13E-3 have, however, engaged in transactions (all of which have been previously disclosed in MPI's reports under the Exchange Act) that may be of the type required to be disclosed under Item 3 of Schedule 13E-3, except that none of them meet the criteria for disclosure because (i) the amounts involved are below the thresholds established for disclosure under such Item or (ii) they occurred more than two years ago. Such transactions are described below.


             i. In October 1995, MPI acquired an aggregate of 35 interests in real estate properties consisting of 32 wraparound mortgage interests and three fee properties from Castle Plaza, Inc., a Delaware corporation, Mountain View Mall, Inc., a Delaware corporation, Concord Income Realty Partners VI, L.P., a Delaware limited partnership, and Concord Income Realty Partners IX, L.P., a Delaware limited partnership, all of which were then and are now affiliates of Concord (the "Concord Sellers") for approximately $700,000 in cash and 2,545,000 shares of MPI Common Stock (the "Acquisition"). As a result of the Acquisition, (i) Concord's beneficial ownership was increased to approximately 69% of the outstanding shares of MPI Common Stock (approximately 37% on a fully diluted basis after giving effect to the conversion into MPI Common Stock of all outstanding shares of MPI Preferred Stock and the exercise of all outstanding options to purchase shares of MPI Common Stock), (ii) Concord's ownership position gave it the ability to elect all of MPI's directors, other than the directors that are elected by the holders of the MPI Preferred Stock, and (iii) Concord's ownership position gave it the ability, subject to certain limitations, to approve all matters submitted to a vote of the MPI Common Stockholders, including all fundamental corporate transactions.



             ii. Pursuant to certain agreements executed in connection with the Acquisition (the "Acquisition Agreements"), and as security for any claims against any Concord Seller for a breach of any covenant, representation or warranty under any Acquisition Agreement, MPI and Concord entered into an agreement on October 23, 1995 in which Concord agreed to guaranty and indemnify MPI (the "Concord Guaranty") for one year for up to $1,000,000 in the aggregate, for a breach by any Concord Seller of any covenant, representation or warranty under any Acquisition Agreement. The Concord Guaranty permitted the payment by Concord of any of its liabilities or obligations thereunder in cash and/or shares of MPI Common Stock. To secure its obligations under the Concord Guaranty, Concord executed and delivered to MPI a pledge agreement (the "Concord Pledge Agreement") creating a security interest in favor of MPI with respect to (i) 137,930 shares of MPI Common Stock beneficially owned by Concord, and (ii) 137,930 shares of common stock of Union Property Investors, Inc. ("UPI"), a former wholly owned subsidiary of MPI which was spun-off in November 1995 to the holders of record of MPI's Common Stock as of October 31, 1995, which shares were beneficially owned by Concord. Each of the Concord Guaranty and the Concord Pledge Agreement expired on October 23, 1996. No claims were made thereunder.



             iii. On August 4, 1995 and October 30, 1995, MPI transferred (the "Transfer") five and 11 retail properties, respectively, to UPI. In November 1995, MPI assigned to UPI a $3,000,000 line of credit that MPI had obtained from First Union National Bank of Florida in February 1995 which was collateralized by one of the properties transferred to UPI in the Transfer.



             iv. UPI was recapitalized and spun-off in November 1995, when MPI distributed (the "Distribution") all of the outstanding shares of UPI common stock to the holders of record of the MPI Common Stock as of October 31, 1995 on a share-for-share basis and for no consideration. In the Distribution, Concord and its affiliates acquired approximately 75% of UPI's common stock. Leonard S. Mandor and Robert A. Mandor served as directors and executive officers of UPI.



             v. As a result of and immediately following UPI's recapitalization, MPI owned all 650,000 outstanding shares of UPI's preferred stock, par value $.01 per share, with a 9% cumulative dividend (subject to adjustment to 8% in certain events) and a $10 per share liquidation preference and redemption value (the "UPI Preferred Stock"). Between March 22, 1996 and February 25, 1997, UPI redeemed an aggregate of 293,600 shares of the UPI Preferred Stock owned by MPI at a price of $10 per share for a total redemption price of $2,936,000 plus the accrued and unpaid dividends on such redeemed shares. As a result of such redemptions, the dividend rate on the UPI Preferred Stock was reduced to 8% per annum as of January 1, 1996.



             vi. On February 27, 1997, UPI was merged (the "UPI Merger") into a wholly owned subsidiary of Kranzco Realty Trust, a Maryland real estate investment trust ("Kranzco"). In connection with the UPI Merger, the 356,400 shares of the UPI Preferred Stock which MPI owned as of the date of the UPI Merger were converted into shares of Kranzco's Series C Cumulative Redeemable Preferred Shares on a share-for-share basis.



             vii. On March 26, 1993, the United States District Court for the Southern District of New York approved a settlement (the "CMI Settlement") of a consolidated class action which had been filed against MPI, Concord, Leonard
S. Mandor, Robert A. Mandor, certain of MPI's other present and former affiliates, and Shareholder Communications Corporation, the proxy solicitation firm engaged by MPI in connection with the merger of two limited partnerships which were predecessors to MPI, The Concord Milestone Income Fund, L.P. and Concord Milestone Income Fund II, L.P., into MPI on December 18, 1990. Under the terms of the CMI Settlement, MPI among other things, was required to pay $1,360,000 in legal fees and expenses to plaintiffs' counsel over a period of three years. As of December 31, 1996, MPI paid the final $215,000 of legal fees and expenses remaining under the CMI Settlement.

             viii. A lawsuit (the "Rabin Litigation") purporting to be a class action against, among others, Concord, Leonard S. Mandor, Robert A. Mandor and certain partnerships and affiliates of Concord, was filed in September 1989 alleging various federal and common law claims relating to the sales of interests in such partnerships. In November 1991, the Rabin Litigation was settled pursuant to the terms of a court-approved settlement agreement (the "Rabin Settlement Agreement"). The plaintiffs in the Rabin Litigation subsequently filed a Notice of Motion with the court seeking to enforce the Rabin Settlement Agreement and for declaratory and other relief. The plaintiffs asserted, inter alia, that the defendants breached the Rabin Settlement Agreement by improperly allocating transaction expenses against the payment to be made to the selling partnerships in certain circumstances pursuant to the Rabin Settlement Agreement and breached their fiduciary duties to the plaintiffs. Although MPI was not a party to such action, had the plaintiffs been successful in their claim for certain transaction expenses, the value of certain wraparound mortgages held by MPI could have been adversely affected. Concord and one of its subsidiaries have agreed to indemnify MPI for any losses, up to $200,000 in the aggregate, resulting from any such transaction fees, costs or expenses incurred by MPI as a result of such event. Concord and its subsidiary can satisfy their indemnification obligation to MPI by delivery of shares of MPI Common Stock.


         In connection with the motion to enforce the Rabin Settlement Agreement filed by the plaintiffs in such action, the plaintiffs alleged, in part, that the sale of properties by the general partner (the "General Partner") of any partnership selling properties was premature, without valid business justification with respect to such partnership and a breach of the General Partner's fiduciary duty. If such aspect of the litigation had been determined adversely to the General Partner (or if the General Partner agreed to a settlement restricting its ability to sell properties prior to maturity), the ability of the General Partner to sell partnership properties, including the partnerships' commercial real properties (the "Underlying Properties") which secure certain wraparound notes and wraparound mortgages held by MPI
(together, the "Partnership Wrap Debt"), prior to the maturity of the related Partnership Wrap Debt, whether by acceleration or at stated maturity, would have been limited and could have materially and adversely affected MPI's ability to realize upon the value of the Partnership Wrap Debt.

         The parties settled the action to enforce the Rabin Settlement Agreement pursuant to a Stipulation and Order approved by the court on October 27, 1997, under which the plaintiffs withdrew their breach of fiduciary duty claims and withdrew with prejudice, in exchange for a payment by the defendants, including Concord, of $600,000, their claim that the defendants improperly allocated transaction costs in connection with the sale of certain properties, thereby breaching the Rabin Settlement Agreement. In addition, the Stipulation and Order provides for a formula relating to the allocation of transaction expenses in connection with the future sale of properties owned by the partnerships, including the Underlying Properties.


             ix. In December 1990, MPI entered into an executive management agreement, as amended (the "Executive Management Agreement"), with Concord, pursuant to which MPI provides management services and assists Concord in the management of properties (the "Concord Properties") owned by Concord and its affiliates, including limited partnerships controlled by Concord or affiliates of Concord. Pursuant to the Executive Management Agreement, which is renewable annually, MPI makes available to Concord certain personnel of MPI to provide management services (the "Management Services") to Concord in connection with which Concord is required to reimburse MPI based upon the hourly wage rate of such personnel, and MPI provides Concord with office space and general office services. The Management Services include overseeing all financing, acquisitions, dispositions and operational functions of the Concord Properties. The operational functions of the Management Services include procuring and maintaining insurance, leasing, supervising and administering expansion and maintenance projects, and performing all other necessary services for maintaining the Concord Properties. Under the Executive Management Agreement, affiliates of Concord engaged in real estate brokerage activities may receive brokerage or leasing commissions in connection with the purchase, sale or leasing of properties by MPI. In March 1995, the Executive Management Agreement was amended to reduce by 50% the quarterly fee paid by Concord to MPI for Management Services to its present fee of $12,500 and to reduce by 50% the amount reimbursed by Concord for office space and general office services. This reduction was occasioned by a significant decrease in properties owned by Concord and, accordingly, a corresponding decrease in the Management Services. Pursuant to the Executive Management Agreement, Concord owes MPI $163,188 for expenses incurred by MPI in 1997 and Concord reimbursed MPI for expenses totaling $155,857 incurred by MPI in 1996. In addition, Concord owes MPI $69,910 for various services provided by MPI to Concord in 1997 pursuant to the Executive Management Agreement and Concord paid MPI $68,681 for similar services provided to Concord in 1996.



             x. Milestone Properties Management, Inc. ("MPMI"), one of MPI's wholly owned subsidiaries, is a party to a property management agreement (the "Property Management Agreement") with Concord under which MPMI manages certain properties owned by Concord and its affiliates, including limited partnerships controlled by Concord or affiliates of Concord. MPMI received $95,020 and $9,747 in termination fees and incurred $64,762 and $7,608 of accelerated amortization in connection with the termination of management agreements for the years ended December 31, 1997 and 1996, respectively, resulting from the sale or foreclosure of properties owned by limited partnerships syndicated by Concord. As of June 30, 1998, MPMI performed property management and leasing services for seven of Concord's shopping centers pursuant to the Property Management Agreement.



             xi. In connection with the UPI Merger, on February 26, 1997, UPI terminated a property management agreement it had entered into with MPMI in November 1995 (the "UPI Property Management Agreement") and a management services agreement it had entered into with MPI in November 1995 (the "UPI Management Services Agreement"). The aggregate fees paid by UPI to MPMI and MPI for services provided to UPI under the UPI Property Management Agreement and the UPI Management Services Agreement were $21,669 and $86,919, respectively, in 1997 and $975,807 and $260,024, respectively, in 1996.



             xii. On May 24, 1996, a wraparound note held by MPI on a property located in Roanoke, Virginia was paid as a result of the sale of such property by its owner, an MPI affiliate, to an unrelated party. The sale price was approximately $2,150,000, resulting in net cash proceeds of $515,965 and a book gain of $393,768 to MPI. In conjunction with the sale of such property, Centaur Leasing Company, Inc., a wholly owned subsidiary of MPI ("Centaur") and the lessee under the master lease on such property, cancelled such master lease.

             xiii. On November 1, 1996, a wraparound note held by MPI on a property located in Southington, Connecticut was paid as a result of the sale of such property by its owner, an MPI affiliate, to an unrelated party. The sale price was approximately $2,745,000, resulting in net cash proceeds of $245,280 and a book loss of $127,020 to MPI. In conjunction with the sale of such property, Centaur, as the lessee on the master lease on such property, cancelled such master lease.



             xiv. On June 12, 1997, a wraparound note and a non-recourse underlying mortgage held by MPI on a property located in Prattville, Alabama were satisfied as a result of the foreclosure sale of such property by the lender of the underlying mortgage, resulting in a book gain of approximately $120,000 to MPI. In conjunction with the foreclosure sale of such property, Centaur, as the lessee on the master lease on such property, canceled such master lease.



             xv. On October 30, 1997, a wraparound note held by MPI on a property located in Marion, Ohio was paid as a result of the sale of such property by its owner, an MPI affiliate, to an unrelated party. The sale price of the property was approximately $2,750,000, resulting in net cash proceeds of $986,108 and a book gain of approximately $200,000 to MPI. In conjunction with the sale of such property, Centaur, as the lessee on the master lease on such property, canceled such master lease.



             xvi. On February 9, 1998, a wraparound note held by MPI on a property located in Chili, New York was assigned to an unrelated party. At the time, such wraparound note had a carrying value of $1,477,010 and was assigned for $75,000 in cash and the relief of a non-recourse underlying mortgage obligation of MPI that had a principal balance outstanding of $1,477,010, resulting in a book gain to MPI of approximately $75,000.



             xvii. On July 7, 1998, MPI completed the sale of the Mountain View Mall located in Bend, Oregon, to an unrelated party, for approximately $17,750,000. After paying expenses and satisfying the balance of the underlying first mortgage debt on the Bend property, which was approximately $17,065,000, MPI realized net cash proceeds from the sale of approximately $319,200 and a book gain of approximately $848,000.



             xviii. On September 21, 1998, a wraparound note held by MPI on a property located in Vestivia Hills, Alabama was paid as a result of the sale of such property by its owner, an MPI affiliate, to an unrelated party. The sale price of the property was approximately $1,640,000, resulting in net cash proceeds of $875,334 and a book gain of approximately $338,000 to MPI. In conjunction with the sale of such property, Centaur, as the lessee on the master lease on such property, cancelled such master lease.



             xix. On October 1, 1998, a wraparound note held by MPI on a property located in South Williamson, Kentucky was paid as a result of the sale of such property by its owner, an MPI affiliate, to an unrelated party. The sale price of the property was $14,873,655, resulting in net cash proceeds of $100,000 and a book gain of approximately $4,400,000 to MPI. In conjunction with the sale of such property, Centaur, as the lessee on the master lease on such property, cancelled such master lease.

             xx. From August 1994 to November 1997, one of the focuses of MPI was on investment opportunities and, in particular, the purchasing of issues of mortgage loan securitizations which were backed by mortgage loans on commercial and multi-family dwellings ("CMBSs"). To facilitate the purchase of CMBSs, short term borrowing arrangements ("Loans Payable") were entered into with the brokers from which such securitizations were purchased. MPI engaged in a variety of interest rate management techniques in order to attempt to manage the effective maturity and/or interest rate risks associated with the CMBSs. Such techniques included selling short U.S. Treasury Notes which were collateralized by reverse repurchase agreements.


         MPI had $32,314,853 and $37,594,939 of CMBS as of December 31, 1996 and 1995, respectively, and $23,829,335 and $27,450,954 of associated Loans
Payable as of December 31, 1996 and 1995, respectively. Additionally, MPI had $33,952,346 and $32,823,439 of U.S. Treasury Notes sold short as of December
31, 1996 and 1995, respectively, and $34,718,749 and $33,119,375 of associated reverse repurchase agreements as of December 31, 1996 and 1995.

         On January 23, 1997, MPI sold its ownership of the CMBS consisting of a Nomura Series 1994-MD1 B3A (the "MD1 Certificate") to an unrelated party and repaid the associated Loan Payable. At the time of the sale of the MD1 Certificate, MPI had outstanding U.S. Treasury Note short positions totaling $10,000,000 associated with the MD1 Certificate. In connection with the sale of the MD1 Certificate, MPI closed $9,500,000 of U.S. Treasury Note short positions. As a result of the sale, MPI realized a book loss of approximately $1,100,000.

         On November 10, 1997, MPI sold its remaining ownership of the CMBSs consisting of a Nomura Series 1996-MDV B2 certificate (the "MDV Certificate"), a DLJ 1994-MF11 B2 certificate (the "B2 Certificate"), and a DLJ 1994-MF11 B3 certificate (the "B3 Certificate") (the MDV Certificate, the B2 Certificate and the B3 Certificate may be referred to collectively herein as the "Certificates") to unrelated parties and repaid the associated Loans Payable. At the time of the sale of the Certificates, MPI had outstanding U.S. Treasury Note short positions totaling $25,500,000 associated with the Certificates. In connection with the sale of the Certificates, MPI closed all such remaining U.S. Treasury Note short positions. As a result of the sale, MPI realized a book gain of approximately $3,500,000.

Item 4.  Terms of the Transaction.

         (a) Information regarding the material terms of the Rule 13e-3 transaction is set forth in the Settlement Notice under the caption "The Settlement", which is incorporated herein by reference. In general, such transaction arises out of a proposed settlement of a purported class action and derivative lawsuit. In the Pending Actions, John Winston, the named plaintiff and an MPI Preferred Stockholder purporting to bring the action on behalf of himself and the other MPI Preferred Stockholders and derivatively on behalf of MPI, alleges that in connection with (i) the Acquisition (see the response set forth in Items 3(a) and (b), paragraph (i), of this Schedule 13E-3), (ii) the Transfer (see the response set forth in Items 3(a) and (b), paragraph (iii), of this Schedule 13E-3) and (iii) the Distribution (see the response set forth in Items 3(a) and (b), paragraph (iv), of this Schedule 13E-3) (the Acquisition, the Transfer and the Distribution are collectively referred to herein as the "Transactions"), MPI and its directors engaged in self-dealing and breached their fiduciary duties of good faith and fair dealing to the MPI Preferred Stockholders. The plaintiff claimed, among other things, that, as a result of the Transactions, MPI would not have sufficient funds to pay dividends on the MPI Preferred Stock and that the properties acquired in the Acquisition were grossly inferior to the UPI Properties.

         The Proposed Settlement would be effected pursuant to the Settlement Agreement that was entered into on August 5, 1998 between counsel for John Winston, the named plaintiff in the Pending Actions, and counsel for the named defendants therein (Leonard S. Mandor, Robert A. Mandor, Joan LeVine, Harvey Jacobson, Gregory McMahon and Geoffrey S. Aaronson (each of whom was a director of MPI at the time that the Transactions were approved and effected), MPI and Concord). Pursuant to the Settlement Agreement, each MPI Preferred Stockholder that is eligible to participate in the Proposed Settlement and who does not opt out of the Proposed Settlement would be required to exchange all of such holders shares of MPI Preferred Stock with MPI for $3.00 in cash for each share of MPI Preferred Stock surrendered to MPI by such holder and the release by such holder of all claims against the Defendants relating to the Transactions.


         To properly opt out of the Proposed Settlement, an MPI Preferred Stockholder who is eligible to participate in the Proposed Settlement must mail a letter to the Register in Chancery and to each counsel of record for the parties to the Pending Actions prior to the day that is 45 days from the date that the Settlement Notice is first mailed to MPI Preferred Stockholders setting forth (i) his or her name, address, social security number or employer identification number, as applicable, and telephone number, (ii) the number of shares of MPI Preferred Stock owned and, if available, the certificate number(s) of the stock certificate(s) representing such shares of MPI Preferred Stock,
(iii) if the shares of MPI Preferred Stock are not or were not held of record or registered in such holder's name on the books and records of MPI, the letter must indicate the name or brokerage firm and account in which such shares of MPI Preferred Stock were registered and include evidence of such holder's ownership thereof, and (iv) that he or she elects to opt out of the Proposed Settlement. Any MPI Preferred Stockholder who is eligible to participate in the Proposed Settlement but does not return an opt-out election meeting the above requirements on or prior to the time set forth above will be deemed a member of the Settlement Class and will be bound by, and subject to, the terms and conditions of the Settlement Agreement and all court orders affecting the Settlement Class. All shares of MPI Preferred Stock acquired by MPI pursuant to the Proposed Settlement would be cancelled. Consummation of the Proposed Settlement is subject to the approval of the Court as to the fairness of the Proposed Settlement as well as a number of other conditions which may be waived at the option of the Defendants, including the condition that holders eligible to participate in the Proposed Settlement who hold more than 10% of the shares of MPI Preferred Stock outstanding as of the close of business on August 25, 1998, the date that MPI has set as the record date for the Rule 13e-3 transaction, do not opt out of the Proposed Settlement. Notice of the Settlement Hearing will be sent to all holders of record of shares of MPI Preferred Stock as of October 23, 1995 and their successors in interest through the Settlement Effective Date and to all holders of record of shares of the MPI Common Stock as of the Record Date and their successors in interest through the Settlement Effective Date. The Settlement Agreement provides that the Settlement Notice initially will be sent at least 60 days prior to the Settlement Hearing to all holders of record of shares of MPI Preferred Stock as of October 23, 1995 and their successors in interest through the close of business on the Record Date and to all holders of record of shares of MPI Common Stock as of the close of business on the Record Date.

         The Settlement Notice initially will be sent to all holders of record of shares of MPI Preferred Stock as of October 23, 1995 and their successors in interest through the close of business on the Record Date and to all holders of record of shares of MPI Common Stock as of the close of business on the Record Date for the purpose of providing such persons with substantive information regarding the terms of the Proposed Settlement and their rights in connection therewith, as well as providing them with the procedural guidelines to be followed for purposes of opting out of the Proposed Settlement and for participating in the Preferred Settlement but appearing and objecting to the terms of the Proposed Settlement at the Settlement Hearing. The Settlement Notice will also be sent to the successor holders in interest of each class of MPI stock who acquired (or acquire) their shares of MPI stock after the Record Date through the Settlement Effective Date for the purpose of providing such persons with substantive information regarding the terms of the Proposed Settlement and their rights in connection therewith, and, in connection with persons receiving the Settlement Notice prior to the Settlement Hearing, procedural guidelines in connection with appearing and objecting to the terms of the Proposed Settlement at the Settlement Hearing.

         The Defendants, members of their families, their affiliates and their associates are not eligible to participate in the Proposed Settlement.


         Anyone who owned shares of MPI Preferred Stock as of October 23, 1995 and their successors in interest through the date that is one day prior to the Settlement Hearing who do not opt out of the Proposed Settlement, and anyone who owned shares of MPI Common Stock as of the close of business on August 25, 1998 and their successors in interest through the date that is one day prior to the Settlement Hearing, may submit objections to the Proposed Settlement by appearing in person or by his or her attorney at the Settlement Hearing and presenting evidence or arguments that may be proper and relevant. However, no person other than the named plaintiff to the Pending Actions and his counsel and the Defendants and their counsel are entitled to be heard, and no papers, briefs, pleadings or other documents submitted by any such persons will be received and considered by the Court (except if the Court, in its discretion, otherwise directs upon application of such person and for good cause shown), unless no later than 10 days prior to the Settlement Hearing (i) a written notice of the intention to appear, (ii) a detailed statement of such person's objections to any matter before the Court, and (iii) the grounds therefor or the reasons why such person desires to appear and to be heard, as well as all documents and writings which such person desires the Court to consider, are served by hand or first class mail, postage prepaid, with the Register in Chancery and the respective counsel of the named plaintiff to the Pending Actions and the Defendants, as provided for in the Order Scheduling Fairness Hearing and Approving Notice, the form of which is annexed to the Settlement Agreement as Exhibit A. Any person who fails to object in the foregoing manner will be deemed to have waived such objections and will be forever barred from raising such objections or otherwise contesting the Proposed Settlement at the Settlement Hearing or in any other action or proceeding. MPI Preferred Stockholders who are eligible to participate in the Proposed Settlement and who opt out of the Proposed Settlement cannot appear at the Settlement Hearing and object to the Proposed Settlement. Such holders cannot participate in the Settlement hearing because, by electing not to participate in the Proposed Settlement, they would neither be bound by the terms of the Settlement Agreement nor be eligible to receive the benefits of the Proposed Settlement. Therefore, their rights as holders would not be affected in any meaningful way by the outcome of the Settlement Hearing. Any person eligible to submit objections at the

Settlement Hearing but who does not, or believes that he did not, receive a copy of the Settlement Notice with sufficient time to object in the foregoing manner would need to apply to the Court for leave and show good cause therefor in order to be heard.


         MPI Preferred Stockholders who are eligible to participate in the Proposed Settlement and who do not opt out of the Proposed Settlement are entitled to appear, or be otherwise represented, at the Settlement Hearing and object to the terms of the Proposed Settlement. However, such holders would not thereafter be eligible to opt out of the Proposed Settlement even if their objections are not accepted by the Court and the Proposed Settlement is not modified in such a way as to incorporate such objections.


         MPI Preferred Stockholders who acquired (or acquire) their shares of MPI Preferred Stock after August 25, 1998 are not entitled to opt out of the Proposed Settlement and, if the Proposed Settlement is approved, would only be entitled to receive the settlement consideration if they hold shares of MPI Preferred Stock on the Settlement Effective Date. MPI Preferred Stockholders who acquired (or acquire) their shares of MPI Preferred Stock after the Record Date are not eligible to opt out of the Proposed Settlement because by acquiring their shares of MPI Preferred Stock after the Proposed Settlement was publicly announced, they effectively "opted into" (or will effectively "opt into") the Proposed Settlement. Since, pursuant to the Settlement Agreement, the Defendants have the right not to proceed with the Proposed Settlement if holders of more than 10% of the outstanding shares of MPI Preferred Stock opt out of the Proposed Settlement, it was deemed practical and fair to all parties to the Settlement Agreement for administrative purposes to set a date for determining with certainty the actual number of opt out shares and the stockholders who could exercise such right.


         Pursuant to Rule 13e-3(a)(3), the acquisition of the MPI Preferred Stock by MPI is a "Rule 13e-3 transaction." See Item 5(f) of this Schedule 13E-3.

         (b) There is no term or arrangement concerning the Rule 13e-3 transaction relating to any security holder of MPI which is not identical to that relating to other security holders of the same class of securities of MPI, except that, as described above, the Defendants and their affiliates are not eligible to participate in the Proposed Settlement.

Item 5.  Plans or Proposals of the Issuer or Affiliate.

         (a) Except for the cancellation of all shares of MPI Preferred Stock acquired by MPI as part of the Proposed Settlement and as described in the responses set forth in this Schedule 13E-3 to parts (b), (d) and (e) of Item 5, there are no plans or proposals of any of the Filers which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving MPI or any of its subsidiaries.

         (b) and (e) MPI entered into an agreement (the "SGSC Agreement") on January 9, 1998, effective December 24, 1997, with Societe Generale Securities Corporation ("SGSC") pursuant to which MPI and certain of its affiliates retained SGSC to act as a financial advisor in connection with a transaction (a "Proposed Transaction") involving the proposed sale by the partnerships (the "Partnerships") of which affiliates of MPI and Concord are general partners, of a number of shopping center properties owned by such affiliates and the proposed sale by MPI of two retail properties. Certain of the shopping center properties to be sold by the Partnerships are subject to wraparound mortgages held by MPI which would need to be satisfied and released prior to the consummation of a Proposed Transaction. The fee properties to be sold and the wraparound mortgage debt to be repaid to MPI in connection with a Proposed Transaction could represent a substantial portion of MPI's real estate related assets.

         MPI and the Partnerships have been considering a Proposed Transaction because they believe that the market for selling the types of properties (community and neighborhood shopping centers and large, single-tenant properties) being offered is favorable to their respective interests. A Proposed Transaction involving the sale of community shopping centers and other large properties (and related assets) would enable MPI to capitalize on current market conditions and to continue to re-focus its efforts on the ownership of smaller unanchored retail properties, in part by providing MPI with cash to acquire additional smaller commercial properties and for other corporate purposes. As part of this strategy, MPI purchased in September 1997, a 16,994 square foot shopping center property located in Sunrise, Florida for approximately $1,100,000, in April 1998, a 34,436 square foot shopping center property located in Jacksonville, Florida for $2,150,000, in April 1998, a 21,509 square foot shopping center property located in Orange Park, Florida for $1,500,000, in July 1998, a 22,589 square foot shopping center property located in Boca Raton, Florida for $2,075,000, in September 1998, a 16,642 square foot shopping center property located in West Palm Beach, Florida for $1,100,000, and in October 1998, a 63,346 square foot shopping center property located in Jacksonville, Florida for $4,650,000.

         (c) MPI has not paid dividends on the MPI Preferred Stock for more than the past two years. As a result, the holders of the MPI Preferred Stock have the right to elect an additional director to MPI's Board of Directors at MPI's 1998 Annual Meeting of Stockholders or at a special meeting of stockholders held for such purpose.

         (d) Although MPI has not paid (and was not required to pay) dividends on the MPI Preferred Stock for more than the past two years (nor is it obligated to declare or pay dividends thereon in the future), it is not precluded from paying dividends on the MPI Preferred Stock and may determine to do so at any time in the future. Any decision as to the payment of dividends in the future on the MPI Preferred Stock will depend, in part, on MPI's results of operations and financial condition at that time and on such other factors as MPI's Board of Directors deems relevant.


         Although MPI believes that immediately subsequent to the Proposed Settlement it would have sufficient cash to continue operating in the ordinary course of business for the next 12 months, MPI is considering opportunities to acquire additional properties which would require MPI to raise funds through a public or private sale of debt or equity securities, by conducting rights offerings, by selling or realizing on assets (including, but not limited to, a Proposed Transaction (as discussed in the response set forth in this Schedule 13E-3 to parts (b) and (e) of Item 5 of Schedule 13E-3) or other sales of its properties and interests in wraparound mortgage notes), through corporate borrowings, or by other means. Because of (i) the conditional nature of any Proposed Transaction, (ii) the considerable time horizon necessary to consummate a Proposed Transaction once one is negotiated, and (iii) the current condition of the domestic economic market which, in MPI's belief, is not favorable to other alternatives, MPI would probably conduct a rights offering if it decided that it would be beneficial to raise additional capital. In a rights offering, MPI would offer existing holders of shares of MPI Common Stock rights to acquire additional shares of MPI Common Stock in exchange for monetary consideration in order to obtain funds to be used to finance potential property acquisitions. The foregoing is a forward looking statement and there can be no assurances that MPI will be able to undertake successfully, if at all, such a transaction. If MPI conducts a rights offering, it would need to issue additional shares of MPI Common Stock and to amend its Certificate of Incorporation in order to authorize the issuance of such additional shares of MPI Common Stock. MPI's Certificate of Incorporation currently authorizes it to issue up to 10,000,000 shares of MPI Common Stock and, as of October 28, 1998, 4,251,042 shares thereof were outstanding. If MPI conducts such a rights offering, holders of shares of MPI Common Stock who do not participate therein would have the aggregate value of their shares of MPI Common Stock, as well as their ownership interest in MPI, diluted.


         (f) If holders of a sufficient number of shares of the MPI Preferred Stock participate in the Rule 13e-3 transaction pursuant to the Proposed Settlement, the MPI Preferred Stock would become eligible for termination of registration.

         (g) There are no plans or proposals of MPI which relate to or would result in the suspension of MPI's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

Item 6.  Source and Amount of Funds or Other Consideration.

         (a) The total amount of funds necessary for the purchase of the maximum number of shares of MPI Preferred Stock to be acquired in the Rule 13e-3 transaction is $8,980,989. Additional expenses of approximately $1,400,000 are anticipated to be incurred in connection with the Rule 13e-3 transaction. The source of the funds necessary to effectuate such transaction would be from MPI's existing cash reserves.

         MPI maintains a directors and officers insurance and company reimbursement policy (the "National Policy") issued by National Union Fire Insurance Company of Pittsburgh, PA ("National Union") with a $2,000,000 limit and an excess directors and officers liability and company reimbursement policy (the "Stonewall Policy") with Stonewall Surplus Lines Insurance Company ("Stonewall") with a $2,000,000 limit. MPI believes that the amounts that it would have to pay pursuant to the Proposed Settlement and in connection with the Pending Actions would be covered losses under both the National Union Policy and the Stonewall Policy. In addition, MPI believes that the legal fees and other expenses incurred by MPI and the other Defendants in connection with the Pending Actions are also covered losses under the National Union and Stonewall Policies. In connection with a previous proposed settlement of the Pending Actions which was never consummated, the terms of which are described in the response to Item 7(b) of this Schedule 13E-3, National Union and Stonewall both refused to contribute to such proposed settlement, asserting that such proposed settlement did not encompass any covered loss (as defined in the National Policy and the Stonewall Policy, respectively). On January 29, 1998, the Filers, along with the other Defendants, commenced a lawsuit in the United States District Court for the Southern District of New York against National Union and Stonewall in connection with such refusal to contribute to such proposed settlement. In the complaint, the plaintiffs alleged that National Union and Stonewall wrongfully failed to contribute to the proposed settlement and sought reimbursement from National Union and Stonewall up to the limits of their respective policies. National Union and Stonewall both answered the complaint and denied liability. As a result of the termination of the previously proposed settlement, MPI on one hand, and Stonewall and National Union, on the other hand, agreed to dismiss such action without prejudice and such action was dismissed on May 29, 1998 by the United States District Court for the Southern District of New York. MPI has given National Union and Stonewall notices of the Proposed Settlement and has provided each of them with a copy of the Settlement Agreement. National Union has reviewed the Proposed Settlement and has informed MPI that its basic position, denying coverage, has not changed and, therefore, it is likely that MPI will assert a claim against National Union. If Stonewall also asserts that the Proposed Settlement is not a covered loss under the Stonewall Policy, it is likely that MPI would assert a claim against Stonewall. MPI is not in a position to render an opinion as to the likelihood of success of any such action if one is commenced.

         (b) The expenses incurred or estimated to be incurred in connection with the Rule 13e-3 transaction, which would be paid by MPI, are as follows:

             Plaintiff's attorneys' fees and expenses            $   750,000
             Cash payment                                          8,982,621
             Printing and mailing                                    100,000
             Accounting fees                                          15,000
             Exchange agent fees                                      15,000
             MPI's legal fees and expenses                           500,000
             Miscellaneous                                            20,000
                                                                 -----------
                     Total                                       $10,382,621

         The aggregate amount of MPI's legal fees and expenses, incurred and estimated to be incurred, set forth above, includes amounts previously paid.

         No part of such funds discussed in paragraph (b) of this Item 6 or any other consideration is expected to be, directly or indirectly, borrowed for the purpose of the Rule 13e-3 transaction.

         (d) No part of the funds to be used in the Rule 13e-3 transaction is to be from a loan made by a bank.

Item 7.  Purpose(s), Alternatives, Reasons and Effects.

         (a) The Rule 13e-3 transaction is being effected in connection with the Proposed Settlement, which is described in Item 4(a) of this Schedule 13E-3 and in the Settlement Notice.

         (b) The Proposed Settlement arose from arm's length negotiations between counsel to the Filers and the other Defendants, on one hand, and independent counsel for the MPI Preferred Stockholders (the plaintiff class in the purported class action), on the other hand. As originally proposed, the MPI Preferred Stockholders would have received $.50 in cash and a $2.50 principal amount non-interest bearing eight-year note for each share of MPI Preferred Stock and the release of all claims against any and all of the Defendants relating to the Transactions. After negotiations with independent counsel for the MPI Preferred Stockholders, the terms of the Proposed Settlement were modified, at such counsel's request, to $.75 in cash and a $2.25 redeemable preferred share of an affiliate of Concord in exchange for each share of MPI Preferred Stock and the release of all claims against any and all of the Defendants relating to the Transactions, and a settlement agreement, subject to certain conditions similar to those of the Proposed Settlement, including court approval, was entered into memorializing such terms. The closing price on the NYSE of the MPI Preferred Stock on the day immediately prior to the public announcement of the first proposed settlement was $.50 per share. In connection with such proposed settlement, the Defendants' counsel sent a letter (the "No-Action Request") to the Office of the Chief Counsel of the Division of Corporate Finance of the SEC requesting that the staff (the "Staff") of the SEC affirmatively concur with certain determinations of MPI and its counsel relating to certain exemptions from registration regarding the redeemable preferred stock of the Concord affiliate and other filing requirements and notice procedures implicated by such settlement agreement. During the period of time after such settlement agreement was entered into by the parties to the Pending Actions and while the Defendants and their counsel were communicating with the Staff regarding the issues presented in the No-Action Request, MPI's financial condition improved and the SGSC Agreement was entered into, making the consummation of a Proposed Transaction more likely. As a result, independent counsel for the MPI Preferred Stockholders withdrew its support of such settlement agreement. After further negotiations between independent counsel for the MPI Preferred Stockholders and counsel to MPI and the other Defendants, the terms of the proposed settlement were again modified, pursuant to a proposal by independent counsel to the MPI Preferred Stockholders, to the current terms of $3.00 in cash, payable by MPI, for each share of MPI Preferred Stock and the release of all claims against any and all of the Defendants relating to the Transactions, and the Settlement Agreement was entered into memorializing such terms. The closing price on the OTC Bulletin Board of the MPI Preferred Stock on the day immediately prior to the public announcement of the Proposed Settlement was $.875 per share.

         Other resolutions of the Pending Actions (including judicial determination of the Pending Actions) may not have resulted in a Rule 13e-3 transaction.

         (c) The Rule 13e-3 transaction was structured as an acquisition by MPI of each share of MPI Preferred Stock held by MPI Preferred Stockholders or their successors in interest eligible to participate in the Proposed
Settlement who do not properly opt out of the Proposed Settlement and the release of all claims against any and all of the Defendants relating to the Transactions by such MPI Preferred Stockholders, or such successors in interest, for $3.00 per share, payable in cash by MPI. To receive his or her settlement consideration, an MPI Preferred Stockholder (other than any of the Defendants, members of their families, their affiliates and their associates, none of whom are entitled to participate in the Proposed Settlement at the request of the independent counsel to the MPI Preferred Stockholders) must surrender for acquisition by MPI all (and not less than all) of the shares of MPI Preferred Stock owned by such holder together with a letter of transmittal which provides for the release of all claims such holder may have against the Defendants in connection with the Transactions as of the Settlement Effective Date. As a result of, and upon, the consummation of the Proposed Settlement, unless an MPI Preferred Stockholder who is eligible to participate in the Proposed Settlement opts out of the Proposed Settlement in the manner and within the time period provided for in the Settlement Agreement, all claims of such holder against any and all of the Defendants relating to the Transactions would be released and all shares of MPI Preferred Stock held by such MPI Preferred Stockholder would cease to be outstanding and would be cancelled and retired and would cease to exist as of the Settlement Effective Date, and such holder would thereafter cease to have any rights with respect to such shares, except the right to receive, without interest, the settlement consideration, in each case, whether or not such MPI Preferred Stockholder has delivered to MPI certificates representing his or her shares of MPI Preferred Stock (or some other indicia of ownership thereof acceptable to MPI) and/or a letter of transmittal therefor. MPI Preferred Stockholders who do not opt out of the Proposed Settlement must surrender the certificates representing their shares of MPI Preferred Stock (or some other indicia of ownership thereof acceptable to MPI) in order to receive the settlement consideration. The transaction would allow the MPI Preferred Stockholders (the plaintiff class) to obtain cash immediately for their claims against the Defendants and shares of MPI Preferred Stock and allow both sides to avoid the costs and risks of continued litigation. The Rule 13e-3 transaction would be entered into pursuant to the Court's order approving the Proposed Settlement. In approving the Proposed Settlement, the Court would be required under Delaware law to determine that the Proposed Settlement is fair, reasonable, adequate and in the best interests of MPI and its stockholders and the Settlement Class.

         (d) The Rule 13e-3 transaction is expected to have the following economic effects on MPI, its affiliates, and its unaffiliated security holders:

         There will be a reduction of MPI's cash reserves by approximately $10.4 million as a result of the payment of the cash portion of the Proposed Settlement ($9.0 million), the legal fees and expenses of the plaintiff class attorneys ($750,000) and MPI's counsel ($500,000 (including amounts already paid)) and other estimated expenses to be incurred in connection with the Proposed Settlement ($100,000). (MPI's unrestricted cash reserves as of June 30, 1998 were approximately $12.8 million, and can fluctuate significantly with the acquisition and disposition of properties.) MPI believes that immediately subsequent to the Proposed Settlement, it would have sufficient cash to continue operating in the ordinary course of business for the next 12 months. The foregoing is a forward-looking statement and there can be no assurances that this would be the case. Factors which could cause such a statement to become untrue include the fact that (i) MPI's plans, strategies, objectives, expectations and intentions are subject to change at any time at the discretion of MPI; (ii) general economic and business conditions, which, among other things, affect the demand for retail space or retail goods, availability, and creditworthiness of prospective tenants, lease rents and the terms and availability of financing, are subject to change; (iii) adverse changes in the real estate markets including, among other things, competition with other companies, may occur; and (iv) adverse changes in the properties owned by MPI could require the expenditure of funds to fix or maintain such properties.

         Although MPI believes that immediately subsequent to the Proposed Settlement it would have sufficient cash to continue operating in the ordinary course of business for the next 12 months, MPI is considering opportunities to acquire additional properties which would require MPI to raise funds through a public or private sale of debt or equity securities, by conducting rights offerings, by selling or realizing on assets (including, but not limited to, a Proposed Transaction (as discussed in the response set forth to parts (b) and (e) to Item 5 of Schedule 13E-3) or other sales of its properties and interests in wraparound mortgage notes), through corporate borrowings, or by other means.

         To the extent that the costs incurred by MPI in connection with the Proposed Settlement, including, without limitation, the cash settlement consideration to be paid to the MPI Preferred Stockholders who do not opt out of the Proposed Settlement, attorneys' fees and other expenses, are allocable to the acquisition of the shares of MPI Preferred Stock to be acquired by MPI pursuant to the Proposed Settlement, no federal income tax benefits will be available to MPI as a result thereof. To the extent, if any, that the costs incurred by MPI in connection with the Proposed Settlement, including, without limitation, the cash settlement consideration to be paid to the MPI Preferred Stockholders who do not opt out of the Proposed Settlement, attorneys' fees and other expenses, are allocable to the release of claims provided for pursuant to the Proposed Settlement, MPI may be entitled to a federal income tax deduction in such amounts, although this matter is not free from doubt.

         A corporation that is a personal holding company ("PHC") is subject not only to regular federal corporate income tax (at rates as high as 35%), but is also subject to an additional tax of 39.6% on undistributed personal holding company income (generally, the net income after taxes of the PHC on a consolidated basis with any subsidiaries, subject to certain adjustments, to the extent not distributed to stockholders). A PHC is any corporation (i) more than 50% of the stock of which, measured by value, is owned, directly or indirectly, by five or fewer individuals (the "stock test") and (ii) which receives 60% or more of its consolidated gross income, subject to certain adjustments, from certain passive sources (the "income test").

         If the Proposed Settlement were to be effected (which would not be expected to occur prior to the end of 1998) and none or only a small number of the eligible MPI Preferred Stockholders opted out of the Proposed Settlement, more than 50% of the outstanding shares of all stock of MPI, by value, thereafter would be owned, directly or indirectly, by five or fewer individuals. Absent changes in MPI's business activities and/or a sale of its wraparound mortgage positions, it is currently anticipated that for 1999 and thereafter, MPI would derive more than 60% of its consolidated gross taxable income from passive sources such as interest and, therefore, it is likely that MPI would be classified for federal income tax purposes as a PHC for 1999 and thereafter. MPI intends to manage its affairs for 1999 and thereafter so as to attempt to avoid or minimize the imposition of the PHC tax, including by means of restructuring its holdings and/or its corporate structure, or changing its business and investment strategies to alter the nature of its income to the extent consistent with its other business goals, but no assurances can be given in this regard. It may be necessary for 1999 and thereafter for MPI to cause "consent" or "deficiency" dividends to be deemed paid to its stockholders to avoid the PHC tax. If this were done, MPI's stockholders would be required to pay tax on such deemed dividends for which they would receive no cash to pay the tax thereon. MPI will seek to minimize its stockholders' exposure to income tax as a result of consent or deficiency dividends.


         Concord and its affiliates would continue to own beneficially approximately 71% of the outstanding shares of MPI Common Stock and, if none of the MPI Preferred Stockholders eligible to participate in the Proposed Settlement opt out of the Proposed Settlement, Concord and its affiliates would own beneficially a majority of the outstanding shares of MPI Preferred Stock. Therefore, Concord and its affiliates could control the vote on all matters submitted to holders of either class of MPI's stock, including the election of directors and extraordinary corporate transactions, such as mergers. This would not have any immediate effect on the unaffiliated MPI Common Stockholders, since Concord and its affiliates already control MPI and the unaffiliated MPI Common Stockholders' shares are already subject to the MPI Preferred Stock liquidation and dividend preferences. However, if holders of a sufficient number of shares of MPI Preferred Stock participate in the Proposed Settlement, the possibility that Concord and its affiliates would lose absolute control (although Concord probably would not lose effective control) of MPI would be eliminated (Concord and its affiliates currently would own beneficially approximately 40% of the outstanding shares of MPI Common Stock on a fully diluted basis, as each share of MPI Preferred Stock is currently convertible, for no consideration, into 1.1 shares of MPI Common Stock). Generally, holders of shares of MPI Preferred Stock do not have voting rights except in connection with the election of one director to MPI's Board of Directors (or two directors if, as is currently the case, MPI does not pay dividends on the MPI Preferred Stock for a period of time) and, under Delaware law and the Certificate of Designations of the MPI Preferred Stock, in connection with certain extraordinary corporate actions that could affect the rights of holders of shares of MPI Preferred Stock (i.e., by amending the terms and provisions of the MPI Preferred Stock in a manner which would adversely affect the rights or preferences of the MPI Preferred Stock (e.g., by creating a class of stock (or security convertible into a class of stock) that ranks pari passu or is superior to the MPI Preferred Stock, or by increasing the authorized number of shares of MPI Preferred Stock)). Concord and its affiliates do not currently have any intention to take any such action.



         As a result of, and upon, the consummation of the Proposed Settlement, unless an MPI Preferred Stockholder who is eligible to participate in the Proposed Settlement opts out of the Proposed Settlement, all shares of MPI Preferred Stock held by such MPI Preferred Stockholder would cease to be outstanding and would be cancelled and retired and would cease to exist as of the Settlement Effective Date, and such holder would thereafter cease to have any rights with respect to such shares, except the right to receive, without interest, the settlement consideration upon the surrender to MPI of his or her certificates representing such shares (or some other indicia of ownership thereof acceptable to MPI). MPI Preferred Stockholders who are eligible to participate in the Proposed Settlement and who do not opt out of the Proposed Settlement would receive $3.00 in cash from MPI in exchange for each share of MPI Preferred Stock surrendered to MPI and the release of all claims of such holders against the Defendants relating to the Transactions. MPI Preferred Stockholders who are eligible to participate in the Proposed Settlement but opt out will retain their shares of MPI Preferred Stock and all of the rights incidental thereto, including the liquidation and dividend preferences, and will not release their claims against the Defendants relating to the Transactions. MPI Preferred Stockholders who do not opt out of the Proposed Settlement must surrender the certificates representing their shares of MPI Preferred Stock (or some other indicia of ownership thereof acceptable to MPI) in order to receive the settlement consideration. There are currently approximately 1,594 holders of the MPI Preferred Stock. If a sufficient number of holders of the MPI Preferred Stock participate in the Rule 13e-3 transaction pursuant to the Proposed Settlement (i.e., by not "opting out") and, as a result, there are fewer than 300 MPI Preferred Stockholders, the MPI Preferred Stock would become eligible for termination of registration pursuant to Section 12(g) of the Exchange Act and the rules promulgated thereunder.


         In general, for U.S. federal income tax purposes, the Proposed Settlement should result in a holder of MPI Preferred Stock who does not opt out realizing gain (or loss) equal to the amount by which the settlement proceeds paid to such holder exceeds (or is less than) such holder's tax basis in his or her MPI Preferred Stock. The gain (or loss) generally should be capital gain (or loss) if such holder holds the MPI Preferred Stock as a capital asset, and generally should be long-term capital gain or loss if such holder has held his or her MPI Preferred Stock in excess of one year (such capital gain (or loss) should result whether or not the settlement proceeds are allocable to the redemption of the MPI Preferred Stock or to the release of claims against the Defendants). However, to the extent that a portion of a settlement payment to a holder of MPI Preferred Stock is properly allocable to a release of claims against the Defendants, and not to the redemption of the MPI Preferred Stock, the Internal Revenue Service could take the position that such amount (or a portion thereof) is appropriately characterized as ordinary income and not capital proceeds. This matter is not free from doubt.

         See Item 8(b) of this Schedule 13E-3 for a discussion of certain economic benefits MPI believes will be received by each of the MPI Preferred Stockholders and the MPI Common Stockholders.

Item 8.  Fairness of the Transaction.

         (a) Each of the Filers believes that the Rule 13e-3 transaction would be fair to the unaffiliated stockholders of MPI. No director of MPI dissented to or abstained from voting on the Proposed Settlement, which, if effected, would result in the Rule 13e-3 transaction.


         (b) The foregoing belief is based principally upon the fact that the Proposed Settlement cannot be consummated unless the Court concludes after a hearing (in which all interested parties are invited to participate) that the Proposed Settlement, which was established through arms-length negotiations between the parties to the Pending Actions, is fair to MPI, the Settlement Class and the MPI Common Stockholders, both substantively and procedurally. The belief is also based upon the cash premium to be received by the holders of the MPI Preferred Stock as compared to such stock's market price immediately prior to the public announcement of the Proposed Settlement (and prior to the public announcement of an earlier settlement proposal) and the MPI Preferred Stock's current market price ($2.00 per share as of the close of business on October 29, 1998). In addition, each of the Filers believes that the Rule 13e-3 transaction is fair because the opportunity to receive the proposed settlement consideration would enable MPI Preferred Stockholders to liquidate their holdings in an otherwise illiquid market for the MPI Preferred Stock.



         Each of the Filers also believes that the Rule 13e-3 transaction would be fair because the terms of the Proposed Settlement, including the amount of the cash payment, was established through protracted arms-length negotiations by the adversarial parties to the Pending Actions. Each side was also represented by counsel in such negotiations. The required Court approval of the terms of the Proposed Settlement is also significant to the belief of the Filers that the Rule 13e-3 transaction is fair because in approving the Proposed Settlement, the Court would be necessarily passing upon the fairness, reasonableness and adequacy of the consideration to be received by the MPI Preferred Stockholders.



         The Filers' belief regarding the fairness of the Rule 13e-3 transaction is also based upon their belief that the Rule 13e-3 transaction would provide significant value to the holders of the MPI Preferred Stock. Immediately prior to the public announcement of the Proposed Settlement, the MPI Preferred Stock traded sporadically, in low volume, and had a market value of approximately $.875 per share. Even after the public announcement of the Proposed Settlement, the market price per share of the MPI Preferred Stock did not rise to the level of the cash payment to be made for each share of MPI Preferred Stock pursuant to the terms of the Proposed Settlement, nor did the market for the MPI Preferred Stock become liquid. The Proposed Settlement, therefore, provides the MPI Preferred Stockholders with a premium to market values and an opportunity to liquidate their investment in an otherwise illiquid market for the MPI Preferred Stock. MPI is not obligated to declare or pay (and has not paid for more than two years) any dividends on such stock. The MPI Preferred Stockholders have no means to compel dividends to be declared or paid. In addition, MPI is under no obligation to redeem the MPI Preferred Stock. Under the terms of the Proposed Settlement, as soon as practicable after the Settlement Effective Date, MPI would acquire from MPI Preferred Stockholders who are eligible to participate in the Proposed Settlement and who do not opt out of the Proposed Settlement, all of such holders' shares of MPI Preferred Stock and their release of all claims against the Defendants relating to the Transactions for $3.00 in cash per share, payable by MPI. As a result of, and upon, the consummation of the Proposed Settlement, unless an MPI Preferred Stockholder who is eligible to participate in the Proposed Settlement opts out of the Proposed Settlement, all claims of such holder against any and all of the Defendants relating to the Transactions would be released and all shares of MPI Preferred Stock held by such MPI Preferred Stockholder would cease to be outstanding and would be cancelled and retired and would cease to exist as of the Settlement Effective Date, and such holder would thereafter cease to have any rights with respect to such shares, except the right to receive, without interest, the settlement consideration, in each case, whether or not such MPI Preferred Stockholder has delivered to MPI certificates representing his or her shares of MPI Preferred Stock (or some other indicia of ownership thereof acceptable to MPI) and/or a letter of transmittal therefor. Any eligible MPI Preferred Stockholder who does not opt out of the Proposed Settlement must exchange all (and not less than all) of such holders shares of MPI Preferred Stock together with a letter of transmittal providing for his or her release of claims with MPI in order to receive his or her settlement consideration. MPI would cancel all shares so acquired. Although the MPI Preferred Stock has a $10 liquidation preference, there is no current intention to liquidate by MPI and no means for the MPI Preferred Stockholders to force liquidation and realize such preference. However, MPI's Board of Directors has the power to declare dividends and to recommend to the MPI Common Stockholders that MPI be liquidated and would continue to have such power if the Proposed Settlement is consummated, and there can be no assurance that MPI would not thereafter declare dividends on the MPI Preferred Stock or seek to effect a liquidation.



         In addition, while the net book value of the MPI Preferred Stock was $8.06 per share as of June 30, 1998, unlike the proposed payment of the settlement consideration, there is no current likelihood of MPI Preferred Stockholders realizing the net book value of the MPI Preferred Stock (or the net book value of the MPI Common Stock, after conversion of the MPI Preferred Stock), because such holders cannot force MPI's liquidation and there is no current intention to liquidate by MPI (although the MPI Board of Directors always has the right to seek liquidation). Furthermore, even if MPI were to be liquidated, any cash received from the disposition of its assets would be offset by expenses, which could be significant, including, but not limited to, wind-down expenses, lease termination fees, taxes and termination and severance payments. After payment of cash expenses and the satisfaction of all debts having priority over the MPI Preferred Stockholders' liquidation preference, MPI estimates that the net proceeds of the liquidation available to MPI Preferred Stockholders, on a per share basis, would be significantly lower than the net book value of such shares (which was $8.06 per share as of June 30, 1998), which is less than the full $10 per share liquidation preference. The net book value of the MPI Common Stock (assuming conversion of all of the outstanding shares of MPI Preferred Stock into MPI Common Stock at a rate of 1.1 shares of MPI Common Stock for each share of MPI Preferred Stock converted) as of June 30, 1998 was $3.20 per share, which is not substantially more than the $3.00 per share (including the portion thereof allocable to the release of claims) that MPI Preferred Stockholders would receive in the Proposed Settlement.




         The Filers also believe that the Rule 13e-3 transaction is fair because the unaffiliated holders of the MPI Common Stock would benefit from the Proposed Settlement. The claims in the purported class action include a claim that the conversion ratio for the MPI Preferred Stock should be significantly higher than the current ratio of 1.1 shares of MPI Common Stock for each share of MPI Preferred Stock. If the plaintiff were to be successful on such claim, the ownership interests of the MPI Common Stockholders could be significantly diluted. In addition, the MPI Common Stockholders would benefit from the elimination of the plaintiff's other claims which could result in significant cost and expense to MPI associated with continued litigation.


         Concord and its affiliates, to the Filers' knowledge, own in the aggregate 5,672 shares of MPI Preferred Stock and certain of the Defendants and other persons who are associated with Concord and MPI own in the aggregate an additional 372 shares of MPI Preferred Stock. Since Concord and its affiliates (as well as the other Defendants, members of their families, their affiliates and their associates who are not affiliated with Concord) are prohibited from participating in the Proposed Settlement under the terms of the Settlement Agreement unless holders of at least 5,300 shares of the MPI Preferred Stock opt out of the Rule 13e-3 transaction (or holders of at least 6,044 shares of the MPI Preferred Stock if the other Defendants and their associates who are prohibited from participating in the Proposed Settlement and who own 372 shares of the MPI Preferred Stock act in concert with Concord), Concord and its affiliates (together with such other Defendants and their associates acting in concert with Concord and its affiliates, if applicable) would own beneficially a majority, and therefore control any vote by the holders, of the MPI Preferred Stock. Nonetheless, even if Concord and its affiliates gain control of the vote of the MPI Preferred Stock, there would be no legal effect on the rights of unaffiliated MPI Common Stockholders because the preferential terms of the MPI Preferred Stock vis-a-vis the MPI Common Stock will be unchanged and Concord and its affiliates already control MPI via their approximate 71% beneficial ownership of the MPI Common Stock. However, subject to the fulfillment of the fiduciary obligations owed by MPI's Board of Directors to the unaffiliated holders of shares of MPI's Common Stock, Concord and its affiliates would be in a position to approve corporate actions that benefit the holders of shares of MPI Preferred Stock but adversely affect the holders of shares of MPI Common Stock, although there is no current intention on the part of Concord to take any such action.


         (c) The Proposed Settlement will be submitted to the Court for approval, but if MPI Preferred Stockholders who are eligible to participate in the Proposed Settlement and who hold more than 10% of the shares of MPI Preferred Stock that are outstanding as of the close of business on August 25, 1998, the date that MPI has set as the record date for the Rule 13e-3 transaction, opt out of the Proposed Settlement, MPI would not be required to effect the

Proposed Settlement. MPI may, nonetheless, waive such condition and proceed with the Proposed Settlement. Substantially all of the MPI Preferred Stock is held by non-affiliates of MPI.

         (d) The non-employee directors of MPI did not retain any representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the Rule 13e-3 transaction or preparing a fairness opinion because the plaintiff security holders were represented by independent counsel, the terms of the Proposed Settlement were negotiated by such counsel and the terms of the Proposed Settlement (and, therefore, effectively, the Rule 13e-3 transaction) are required to be approved as fair by the Court.

         (e) The Proposed Settlement, which would result in the Rule 13e-3 transaction, was approved unanimously by the MPI Board of Directors, including all of its non-employee directors.

         (f) No firm offers have been made during the last 18 months, to the knowledge of the Filers, by any unaffiliated person for the merger or consolidation of MPI into an unaffiliated person or of an unaffiliated person into MPI, for the purchase or transfer of all or a substantial portion of MPI's assets, or for the acquisition of control of MPI. Certain offers, which are described below, have been made that may be of the type required to be disclosed under Item 8(f) of Schedule 13E-3, except that none of them meet the criteria for disclosure because, in the case of paragraph (i) below, the offer was not firm and, in the case of paragraph (ii) below, the proposed transaction would not enable the acquirer of MPI securities to exercise control of MPI.


         i. During 1998, MPI engaged in negotiations with an unrelated third party regarding a Proposed Transaction pursuant to which such third party would have acquired two retail properties from MPI and 23 retail properties from the Partnerships. Twenty-two of the properties which were to be sold by the Partnerships are subject to wraparound mortgages held by MPI which would have to have been released if such Proposed Transaction had been consummated. In September 1998, such negotiations terminated and the Proposed Transaction was not consummated. The retail properties which would have been sold by MPI and the wraparound mortgage debt which would have been repaid to MPI in connection with such Proposed Transaction represent a substantial portion of MPI's real estate related assets.



         ii. On August 19, 1998, MPI became aware of purported tender offers to purchase shares of both the MPI Preferred Stock and the MPI Common Stock from the holders thereof. In an undated document, Salvage Investors ("Salvage") offered (the "Salvage Offer") to purchase up to 125,000 shares of MPI
Preferred Stock, on a first-come, first-buy basis, for $1.18 per share. In a document dated August 10, 1998, Peachtree Partners ("Peachtree") offered (the "Peachtree Offer") to purchase up to 148,000 shares of MPI Common Stock, on a first-come, first-buy basis, for $0.32 per share. Both the Salvage Offer and the Peachtree Offer expired on September 11, 1998. Neither Salvage nor
Peachtree are affiliated with MPI or any of the Defendants. It is MPI's belief that neither the Salvage Offer nor the Peachtree Offer was in compliance with
Section 14(d) of the Exchange Act, and the rules and regulations promulgated thereunder. In addition, MPI does not believe that either the Salvage Offer or the Peachtree Offer was fair to the unaffiliated holders of the MPI Preferred Stock or the MPI Common Stock, respectively, and MPI so advised the MPI Preferred Stockholders and the MPI Common Stockholders. The cash offered for each share of MPI Preferred Stock pursuant to the Salvage Offer was significantly lower than both the cash amount of the settlement consideration ($3.00 per share) and the market price of shares of MPI Preferred Stock during the time that the Salvage Offer was open (the MPI Preferred Stock traded on the OTC Bulletin Board between August 10, 1998 and September 11, 1998 at a range of $1.80 to $2.33 per share) and the cash offered for each share pursuant to the Peachtree Offer was significantly lower than the market price of shares of MPI Common Stock during the time that the Peachtree Offer was open (the MPI Common Stock traded on the OTC Bulletin Board between August 10, 1998 and September 11, 1998 at a range of $0.87 to $1.13 per share). MPI has learned that 2,771 shares of MPI Common Stock have been transferred to Peachtree.


Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

         (a) None of the Filers has received any report, opinion or appraisal from an outside party that is materially related to the Rule 13e-3 transaction. The fairness of the Proposed Settlement will be submitted for approval by the Court pursuant to Rules 23e and 23.1 of Delaware Chancery Rules. A copy of the Court's proposed order is annexed hereto as Exhibit 3. Certain information regarding the properties and assets being offered to potential acquirers by SGSC is set forth in Item 2., Table 1. Summary of Properties and Underlying Debt and Table 2. Summary of Wraparound Notes of MPI's Annual Report on Form 10-K for the year ended December 31, 1997, as amended, a copy of which is annexed hereto as Exhibit 4, and incorporated herein by reference.

         (b) and (c) Not applicable, as no report, opinion or appraisal from an outside party that is materially related to the Rule 13e-3 transaction exists.

Item 10. Interest in Securities of the Issuer.

         (a) The following table sets forth the beneficial ownership interests of the persons identified in Item 2 of this Schedule 13E-3 who own shares of MPI Preferred Stock. No shares of MPI Preferred Stock are owned by any pension, profit sharing or similar plan of MPI, Concord or any of their respective affiliates.

                      Name of Beneficial Owner           Number of Shares
                      ------------------------           ----------------
                      Robert A. Mandor                        5,346

                      Leonard S. Mandor                       2,500

                      Concord Assets Group, Inc.              2,500

                      Joseph P. Otto                            326

                      Gregory McMahon                           100

         The 5,346 shares of MPI Preferred Stock beneficially owned by Robert A. Mandor includes 2,846 shares of MPI Preferred Stock owned directly by Robert A. Mandor and 2,500 shares of MPI Preferred Stock owned directly by Concord. The 2,500 shares of MPI Preferred Stock beneficially owned by Leonard S. Mandor are all directly owned by Concord.

         In addition, Joan LeVine, a former director and executive officer of MPI, a former executive officer of Concord, and a Defendant, directly owns 272 shares of MPI Preferred Stock.

         (b) Neither MPI nor any of the other persons referred to in part (a) to this Item 10 has effected any transaction involving the MPI Preferred Stock in the last 60 days.

Item 11. Contracts, Arrangements or Understandings With Respect to the Issuer's Securities.

         There are no contracts, arrangements, understanding or relationships relating, directly or indirectly, to the Rule 13e-3 transaction between any Filer or any executive officers or directors of MPI or Concord on one hand and any other person on the other hand with respect to any securities of MPI (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations) other than the Settlement Agreement. Reference is made to the Settlement Notice and, in particular, to the discussion therein under the heading "The Settlement" for a description of the terms of the Settlement Agreement. Such information is incorporated herein by reference.

Item 12. Present Intention and Recommendation of Certain Persons With Regard to the Transaction.


         (a) The executive officers, directors and affiliates of MPI and the other persons identified in Item 2 of this Schedule 13E-3 (who, to the Filers' knowledge, own in the aggregate, 5,772 of the 2,999,707 shares of MPI Preferred Stock outstanding as of October 28, 1998), pursuant to the terms of the Settlement Agreement, do not have the right to (and therefore will not) exchange any shares of MPI Preferred Stock in the Rule 13e-3 transaction.


         (b) None of the Filers, after making reasonable inquiry, believes that any person named in paragraph (a) of this Item 12 has made a recommendation in support of or opposed to the Rule 13e-3 transaction, except that Leonard S. Mandor, Robert A. Mandor and Joseph P. Otto, in their capacity as directors of MPI, have approved the Rule 13e-3 transaction as being in the best interests of MPI and its stockholders, which approval appears in the Settlement Notice to be provided to all MPI stockholders and, as a result, may be perceived to be a recommendation to the Court and the MPI Stockholders in favor of the Proposed Settlement.

Item 13. Other Provisions of the Transaction.

         (a) No appraisal rights are provided under applicable law with respect to the Rule 13e-3 transaction, nor will any be provided. In lieu of participating in the Proposed Settlement, MPI Preferred Stockholders may opt out of the class and continue to hold their stock. MPI Preferred Stockholders who are eligible to participate in the Proposed Settlement but who opt out would retain their shares of MPI Preferred Stock and all of the rights incidental thereto, including the liquidation and dividend preferences (see
Item 8(b) of this Schedule13E-3), and would not receive any settlement consideration and would not release their claims against the Defendants relating to the Transactions. Effective September 11, 1998, shares of the MPI Preferred Stock (as well as the MPI Common Stock) have been delisted from the NYSE. The MPI Preferred Stock is currently being traded on the OTC Bulletin Board. Subsequent to the effectuation of the Proposed Settlement, there can be no assurance that the MPI Preferred Stock will continue to have a market on the OTC Bulletin Board or that MPI will not seek to deregister the MPI Preferred Stock pursuant to Section 12(g)(4) under the Exchange Act if it becomes eligible to be deregistered (although it has no current intention to do so).

         (b) MPI Preferred Stockholders are not to be provided with access to MPI's or Concord's corporate files (except as otherwise required by law) or with counsel or appraisal services at the expense of any Filer. Subject to Court approval, MPI would be paying the fees and expenses of the independent counsel to the plaintiff class of up to $750,000.

         (c) Not applicable, as the Rule 13e-3 transaction does not involve the exchange of debt securities for the equity securities held by security holders of MPI who are not affiliates of MPI.

Item 14. Financial Information.

         (a) The following information of MPI is provided in this Schedule
13E-3:

             (1) Audited financial statements as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, as set forth in MPI's Annual Report on Form 10-K for the year ended December 31, 1997, as amended, a copy of which is annexed hereto as Exhibit 4 and incorporated herein by reference;

             (2) Unaudited balance sheets and comparative year-to-date statements of revenues and expenses and statements of cash flows and related earnings per share amounts, as set forth in MPI's Quarterly Report on Form 10-Q for the quarterly periods ended March 31 and June 30, 1998, copies of each of which are annexed hereto as Exhibit 5 and Exhibit 6, respectively, and incorporated herein by reference;

             (3) Earnings for the years ended December 31, 1997 and 1996, and for the quarterly periods ended March 31 and June 30, 1998, were not adequate to cover fixed charges by $4,151,965, $2,120,536, $1,021,332 and $2,556,418,
respectively; and

             (4) Book value per share as of December 31, 1997 and 1996, as set forth in MPI's Annual Report on Form 10-K for the year ended December 31, 1997, as amended, a copy of which is annexed hereto as Exhibit 4 and incorporated herein by reference, and as of March 31 and June 30, 1998, as set forth in MPI's Quarterly Report on Form 10-Q for the quarterly periods ended March 31 and June 30, 1998, copies of which are annexed hereto as Exhibit 5 and Exhibit 6, respectively, and incorporated herein by reference.

         (b) The Rule 13e-3 transaction is not expected to have a material effect on MPI's balance sheet, statement of revenues and expenses, earnings per share amounts, ratio of earnings to fixed charges or book value per share, other than as a result of the payment of up to $9.0 million in cash (of which approximately $6.3 million will be expensed in the statement of revenues and expenses) to acquire shares of MPI Preferred Stock pursuant to the Settlement Agreement and an estimated $1.4 million to cover expenses in connection with the Proposed Settlement which will be reflected on MPI's balance sheet as a reduction of unrestricted cash reserves.

Item 15. Persons and Assets Employed, Retained or Utilized.

         (a) Operational and financial personnel of MPI have been employed as part of their normal responsibilities in preparing the financial statements and other documentation for the Rule 13e-3 transaction, including this
Schedule 13E-3. They are not expected to be used in any other manner in connection with the Rule 13e-3 transaction.

         (b) The directors and officers of MPI and Concord, in their capacities as such, have approved the Proposed Settlement and have assisted in the negotiation of the Proposed Settlement and the preparation of the Settlement Notice, the Settlement Agreement and this Schedule 13E-3. Other than as set forth in the preceding sentence, no person will be employed, retained or compensated to make solicitations or recommendations in connection with the Rule 13e-3 transaction.

Item 16. Additional Information.

         No additional information is required to make the statements in this
Schedule 13E-3, in light of the circumstances under which they are made, not materially misleading.

Item 17. Material to be Filed as Exhibits.

         1. Form of Notice of Pendency of Class and Derivative Action, Proposed Settlement, Settlement Hearing and Right to Appear.

         2. Stipulation and Agreement of Settlement, dated August 5, 1998, by and among John Winston and Leonard S. Mandor, Robert A. Mandor, Joan LeVine, Harvey Jacobson, Gregory McMahon, Geoffrey S. Aaronson, Milestone Properties, Inc. and Concord Assets Group, Inc.

         3. Proposed Form of Final Order and Judgment of the Court of Chancery of the State of Delaware.

         4. Annual Report on Form 10-K of MPI for the Year Ended December 31, 1997 and Amendment No. 1 to Annual Report on Form 10-K/A of MPI for the Year Ended December 31, 1997.

         5. MPI's Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 1998.

         6. MPI's Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 1998.

         No other documents are required to be filed as exhibits to this
Schedule 13E-3.

                                   SIGNATURE

         After due inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                            October 30, 1998
                                     -------------------------------------------
                                                (Date)


                                     MILESTONE PROPERTIES, INC.

                                     By:       /s/ Robert A. Mandor
                                        ----------------------------------------
                                           Robert A. Mandor, President


                                     CONCORD ASSETS GROUP, INC.

                                     By:       /s/ Robert A. Mandor
                                        ----------------------------------------
                                            Robert A. Mandor, President


                                               /s/ Leonard S. Mandor
                                     -------------------------------------------
                                                   Leonard S. Mandor


                                               /s/ Robert A. Mandor
                                     -------------------------------------------
                                                   Robert A. Mandor

                                 EXHIBIT INDEX

Exhibit No.

1. Form of Notice of Pendency of Class and Derivative Action, Proposed Settlement, Settlement Hearing and Right to Appear.

2. Stipulation and Agreement of Settlement, dated August 5, 1998, by and among John Winston and Leonard S. Mandor, Robert A. Mandor, Joan LeVine, Harvey Jacobson, Gregory McMahon, Geoffrey S. Aaronson, Milestone Properties, Inc. and Concord Assets Group, Inc.

3. Proposed Form of Final Order and Judgment of the Court of Chancery of the State of Delaware.

4. Annual Report on Form 10-K of MPI for the Year Ended December 31, 1997 and Amendment No. 1 to Annual Report on Form 10-K/A of MPI for the Year Ended December 31, 1997.

5. MPI's Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 1998.

6. MPI's Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 1998.